     As filed with the Securities and Exchange Commission on April 29, 1996

                                                     REGISTRATION NO. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                                  CIPRICO INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                          41-1749708
       (State or other jurisdiction of                            (I.R.S. Employer
        incorporation or organization)                         Identification Number)

                                  CIPRICO INC.
                          2800 CAMPUS DRIVE, SUITE 60
                           PLYMOUTH, MINNESOTA 55441
                                 (612) 551-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

             ROBERT H. KILL, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  CIPRICO INC.
                          2800 CAMPUS DRIVE, SUITE 60
                           PLYMOUTH, MINNESOTA 55441
                                 (612) 551-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

           TIMOTHY M. HEANEY, ESQ.                             DOUGLAS P. LONG, ESQ.
            MELODIE R. ROSE, ESQ.                          P. GRAHAM VAN DER LEEUW, ESQ.
           Fredrikson & Byron, P.A.                             Faegre & Benson LLP
     900 Second Avenue South, Suite 1100                90 South Seventh Street, Suite 2200
         Minneapolis, Minnesota 55402                       Minneapolis, Minnesota 55402
                (612) 347-7000                                     (612) 336-3000

                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: /X/

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

       TITLE OF EACH CLASS                          PROPOSED MAXIMUM PROPOSED MAXIMUM
          OF SECURITIES              AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
        TO BE REGISTERED             REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------
Common Stock ($0.01 per share
  par value).....................  1,725,000 shares      $19.125        $32,990,625        $11,376
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Includes 225,000 shares purchasable by the Underwriters to cover over-allotments.
(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices of the Registrant's Common Stock on April 23, 1996 as reported by the Nasdaq National Market.

                         ------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 29, 1996

PROSPECTUS

                                1,500,000 Shares

                                     [LOGO]

                                  Common Stock
                            ------------------------

     All of the 1,500,000 shares of Common Stock offered hereby are being sold by Ciprico Inc. ("Ciprico" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CPCI." On April 25, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $21.75 per share. See "Price Range of Common Stock."
                            ------------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $330,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be
    $       , $       , and $       , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be
made in New York, New York on or about                     , 1996.
                            ------------------------

Needham & Company, Inc.                                            Dain Bosworth
                                                           Incorporated

           The date of this Prospectus is                     , 1996

 [Photograph of Company's 6700 Series, 6900 Series and 7000 Series disk arrays]

                                     The Ciprico
                                family of RAID
                                disk arrays
                                includes three
                                series. The 6700
                                series provides
                                up to 20 MB/sec.
                                with a Fast/Wide
                                SCSI-2
                                interface. The
                                6900 series
                                provides up to
                                40 MB/sec. with
                                an UltraSCSI
                                interface. The
                                7000 series
                                provides up to
                                100 MB/sec. with
                                a Fibre Channel
                                interface.
                                Capacities range
                                from 8 to 72 GB
                                per disk array.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

              HIGH SPEED DISK ARRAYS FOR VISUAL COMPUTING MARKETS.

                                 FILM AND VIDEO

                   [PHOTOGRAPH OF COMPUTER-GENERATED FIGURE]

                                  - Real-time
                                    uncompressed storage
                                    and playback
                                  - Format independent
                                  - Single array capacity
                                    of over 20 minutes
                                  - Built-in redundancy
                                    features provide
                                    continuous operation
                                    to keep production
                                    schedules on track

                              SATELLITE TELEMETRY

                       [PHOTOGRAPH OF SATELLITE IN ORBIT]

                                  - Fast transfer
                                    rates for data
                                    capture, image
                                    extraction and
                                    mission planning
                                  - Flexible capacities,
                                    from gigabytes
                                    to terabytes
                                  - Fault-tolerant
                                    features for
                                    continuous
                                    system and data
                                    availability

                                 BROADCAST AND
                                 VIDEO SERVICES

                     [PHOTOGRAPH OF VIDEO CAMERA OPERATOR]

                                  - Supports many video
                                    streams
                                  - No performance
                                    degradation after
                                    drive failure
                                  - Scalable capacity
                                  - Multiple redundancy
                                    features

                                  MEDICAL IMAGING

                                  [PHOTOGRAPH OF CT SCAN
                                    OF BRAIN LOBE]

                                  - Real-time image
                                    acquisition and
                                    display
                                  - Scalable capacities
                                  - System and data
                                    availability
                                  - Best price/performance
                                    value available

                                DIGITAL PREPRESS

                   [PHOTOGRAPH OF DIGITAL IMAGE OF BUTTERFLY]

                                  - High performance
                                    to retrieve
                                    data/image files
                                  - Large storage
                                    capacity increases
                                    print flexibility
                                  - Availability
                                    (up-time) features
                                    for on-time
                                    schedules

                                  OIL AND GAS

    [PHOTOGRAPH OF CROSS-SECTION SCHEMATIC OF OFFSHORE OIL EXPLORATION RIG]

                                  - High speed playback
                                    of 3D images
                                  - Storage capacities
                                    from 8 GB
                                    to terabytes
                                    of seismic data
                                  - Hot swap disk
                                    drives and power
                                    supplies for
                                    uninterrupted data
                                    availability

      [ABOVE-DESCRIBED PHOTOGRAPHS SURROUND SKETCH OF IMAGING WORKSTATION
                     WITH A CIPRICO DISK ARRAY CONNECTION]

                                 20, 40 or 100 MB/sec.
                                 Interface
                                 Ciprico-Designed Controller
                                 5 or 9 Hot Swap Disk
                                 Drives

                                 CIPRICO LOGO

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to a 3-for-2 stock split of the Common Stock distributed on April 12, 1996.

                                  THE COMPANY

     Ciprico designs, manufactures, markets and services high performance RAID disk arrays that provide storage solutions for the domestic and international visual computing markets. Ciprico's RAID (Redundant Array of Independent Disks) products typically consist of five or nine industry standard disk drives linked together by proprietary hardware, firmware and software. The array of disks performs as one large disk drive with superior performance characteristics compared to a single disk drive. Ciprico's RAID disk arrays are designed to provide fast data transfer rates of up to 100 megabytes per second, redundancy to ensure the integrity of the stored data, and large storage capacities of up to 72 gigabytes. All of the Company's disk arrays transfer data using industry standard data transfer protocols which enable them to interface with the primary open architecture computing platforms found in the visual computing market designed by Silicon Graphics, Inc. ("Silicon Graphics"), Sun Microsystems, Inc., Hewlett-Packard Company, IBM Corporation and Apple Computer, Inc.

     Visual computing refers to the digital representation and complex image processing of film, video, graphics, photographs, animation, special effects, three dimensional images and other images. Like many other computer applications, the trend in visual computing is toward random access, digital data storage and away from traditional analog tape storage or film methods. Digital image processing offers numerous benefits when compared to traditional analog and film methods, including the ability to achieve higher quality images, process and edit data faster, access data remotely over networks, and create images and special effects not previously possible. Based on industry sources, the Company believes that sales of digital image processing equipment into the film/video production market segment of the visual computing market have grown from less than $1 million in 1991 to approximately $900 million in 1995, with sales projected to continue to grow at an average annual rate of 45% over the next several years.

     The Company's disk arrays, which use a RAID-3 storage methodology, are designed to meet the demanding data transfer rate, storage capacity and data redundancy needs of the visual computing market. The Company's targeted market segments are film/video production, satellite telemetry, oil and gas exploration, medical imaging, digital prepress, and broadcast and video services. RAID-3 is generally considered the optimal RAID methodology for visual computing applications because it achieves the fastest data transfer rates for sequentially stored data such as graphics and video, while providing large storage capacities and data redundancy. A primary benefit of RAID-3 is that no decrease in performance results from the failure of a disk drive, a feature which is critical to real-time visual computing applications.

     Ciprico has its origins as a manufacturer of tape and disk controller board products in the 1980s. The Company successfully leveraged its controller board expertise by introducing its first RAID-3 disk array in 1990 and now offers four series of RAID-3 disk arrays. Since 1990, Ciprico has focused on designing leading edge, high performance disk arrays specifically for use in the Company's targeted market segments, delivering high quality service through extensive customer training and support programs, and building a sales organization capable of supporting increased demand for the Company's products. Ciprico was the first RAID-3 disk array manufacturer to achieve real-time playback of uncompressed video data, the first to receive ISO 9001 certification, the first and only to receive Silicon Graphics' "Gold Seal Approval," and the first to introduce a RAID-3 Fibre Channel disk array.

     Ciprico's engineers have extensive knowledge of data transfer interfaces and many years of cumulative engineering experience which is reflected in the proprietary hardware, firmware and software incorporated into the Company's disk arrays. In addition, Ciprico has a close design relationship with Silicon Graphics. This relationship facilitates optimal system compatibility between Ciprico's disk arrays and Silicon Graphics workstations, which have a leading market share in the visual computing market. Ciprico believes its extensive disk array expertise, proprietary technology, and close customer and vendor relationships provide the

Company with a competitive advantage in developing leading edge high performance disk array products for its markets.

     The Company was incorporated under the name Computer Products Corporation in Minnesota in February 1978 and changed its name to Ciprico Inc. in May 1983, when it completed its initial public offering, and reincorporated in Delaware in January 1988. The Company's executive offices are located at 2800 Campus Drive, Suite 60, Plymouth, Minnesota 55441 and its telephone number is (612) 551-4000.

                                  THE OFFERING

Common Stock Offered.................      1,500,000 shares

Common Stock Outstanding after this
Offering.............................      4,987,525 shares(1)

Use of Proceeds......................      Working capital and general corporate
                                           purposes.
                                           See "Use of Proceeds."

Nasdaq National Market Symbol........      CPCI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         SIX MONTHS ENDED
                                            FISCAL YEAR ENDED SEPTEMBER 30,                  MARCH 31,
                                  ---------------------------------------------------    -----------------
                                   1991       1992       1993       1994       1995       1995      1996
                                  -------    -------    -------    -------    -------    ------    -------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Net sales.....................  $10,675    $13,415    $ 9,214    $13,121    $15,966    $6,776    $12,783
  Gross profit..................    6,234      7,219      4,604      6,273      7,468     3,108      6,075
  Earnings (loss) from
     operations.................     (749)        24     (2,026)      (422)       106      (164)     1,542
  Earnings (loss) before income
     taxes......................     (387)       460     (1,754)      (300)       424       (18)     1,775
  Net earnings (loss)...........  $  (376)   $   427    $(1,778)   $  (321)   $   396    $  (27)   $ 1,615
  Earnings (loss) per common
     share......................  $ (0.12)   $  0.14    $ (0.58)   $ (0.10)   $  0.12    $(0.01)   $  0.43
  Weighted average number of
     common and common
     equivalent shares
     outstanding................    3,010      3,125      3,068      3,094      3,394     3,164      3,776

                                                                              MARCH 31, 1996
                                                                         -------------------------
                                                                         ACTUAL     AS ADJUSTED(2)
                                                                         -------    --------------
CONSOLIDATED BALANCE SHEETS DATA:
  Cash and cash equivalents...........................................   $ 6,041       $ 36,460
  Working capital.....................................................     8,026         38,445
  Total assets........................................................    13,964         44,383
  Long-term installments of obligations under capital leases..........        22             22
  Total stockholders' equity..........................................     9,468         39,887

- ------------
(1) Based on the number of shares outstanding as of March 31, 1996. Does not include 596,539 shares issuable upon exercise of outstanding stock options.

(2) Adjusted to reflect the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.75 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  RISK FACTORS

     In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares offered in this Prospectus.

DEPENDENCE ON RAID DISK ARRAY PRODUCTS

     Sales of the Company's RAID disk array products accounted for 65.0% of the Company's net sales in fiscal 1994, 73.8% in fiscal 1995 and 86.7% in the first six months of fiscal 1996. The Company's RAID disk array products are used principally by the visual computing market and the success of the Company is dependent in part upon the growth of this market and of applications in this market requiring the performance attributes of the Company's disk array products. There can be no assurance that another technology will not replace RAID technology in the disk array marketplace or that there will be widespread acceptance or continuing growth of the use of RAID disk array products in general, or the Company's products in particular, in the visual computing market.

UNCERTAINTY OF MARKET ACCEPTANCE BEYOND FILM/VIDEO APPLICATIONS

     Currently, the Company has targeted six specific segments of the visual computing market. Certain of these segments, most notably the film/video production segment, have been quicker than others to embrace RAID technology and the Company's disk array products. The Company expects in excess of a third of its fiscal 1996 revenues to be derived from the film/video production segment of the visual computing market. Continued success in the film/video production market segment is critical to the Company's success in the foreseeable future. There can be no assurance that the Company will be able to achieve substantial market acceptance in the other identified segments of the visual computing market. See "Business--Visual Computing Market Segments."

DEPENDENCE ON SILICON GRAPHICS RELATIONSHIP

     The Company's relationship with Silicon Graphics, a leading developer of high performance visual computing systems, has been instrumental to the Company's success even though it has no development or marketing agreements with Silicon Graphics. The Company's marketing and engineering departments have worked closely with Silicon Graphics, focusing a portion of their disk array product development efforts on the connectivity and performance with Silicon Graphics computer platforms. While the Company's RAID disk arrays are compatible with other computer platforms, sales of products developed by the Company specifically designed for Silicon Graphics platforms accounted for approximately half of the Company's disk array sales during the past 18 months. There can be no assurance that Silicon Graphics' leadership position in the visual computing market will continue or that the close working relationship between Silicon Graphics and the Company will continue or that the Company can develop comparable working relationships with other visual computing system developers. A decrease in the demand for Silicon Graphics platforms, a deterioration in the Company's relationship with Silicon Graphics, or the development of relationships between Silicon Graphics and other disk array suppliers could have a material adverse effect on the Company's business and operating results. In addition, there can be no assurance that other disk array manufacturers might not create interface technology compatible with Silicon Graphics platforms or that Silicon Graphics might not develop its own interface that would allow compatibility with other vendors of disk arrays. See "Business--Marketing and Sales."

CUSTOMER CONCENTRATION

     For the six-month period ended March 31, 1996, three customers, Sony Trading International Corp. ("Sony"), Avid Technology, Inc. and R-Squared Vanguard, accounted for 16.7%, 13.9% and 8.4% of the Company's net sales, respectively. Two of these customers are new to the Company in the last 12 months. For fiscal 1995, no one customer accounted for more than 10% of the Company's net sales but Eastman Kodak Company, Sony and Autometric Incorporated collectively accounted for 22.8% of net sales. Net sales to customers outside the United States accounted for approximately 35.2% of net sales in fiscal 1995 and 37.7% of net sales in the six-month period ended March 31, 1996. Sony accounted for over 40% of the Company's export sales for the six-month period ended March 31, 1996. The Company has no long-term purchase commitments from its customers and customers generally may cancel their orders on 30 days' notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. In addition, there can be no assurance that existing customers, including the Company's principal customers, will not develop their own storage solutions internally and as a result reduce or eliminate purchases from the Company. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The market for all levels of RAID disk arrays is highly competitive. The Company competes with other disk array manufacturers, with manufacturers of proprietary integrated computer systems and with systems integrators that market computer systems which contain general purpose RAID disk arrays. Such competitors often offer systems at lower prices than those offered by the Company and the Company must compete on the basis of product performance in specific applications. Many of these competitors have greater financial, manufacturing and marketing resources than those of the Company.

     The Company's ability to compete successfully depends upon its ability to continue to develop high performance products that obtain market acceptance and can be sold at increasingly competitive prices. Although the Company believes that its RAID-3 disk array products have certain competitive advantages, there can be no assurance that the Company will be able to compete successfully in the future or that other companies may not develop products with greater performance and thus reduce the demand for the Company's products. Furthermore, as more companies enter the RAID disk array market, the Company may encounter increased price competition for such products which could materially and adversely affect the Company's operating results. Also, the Company's OEM customers and other manufacturers could develop their own disk arrays or could integrate competitive RAID disk arrays into their systems rather than the Company's products, which could materially and adversely affect the Company's operating results. See "Business--Competition."

NEW PRODUCTS AND TECHNOLOGICAL CHANGES

     The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. The Company's ability to compete successfully will depend on its ability to enhance its existing products and introduce new products on a timely and cost-effective basis. There can be no assurance that the Company will be successful in introducing such new products or enhancements. Delays in product enhancements and developments or the failure of the Company's new products or enhancements to gain market acceptance would have an adverse effect on the Company's business and operating results. In addition, there can be no assurance that new products or technologies developed by others, or the emergence of new industry standards, will not render the Company's products or technologies noncompetitive or obsolete. Despite testing, new products may be affected by quality, reliability or interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in the Company's competitive position. See "Business--Products" and "Business--Research and Development."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company has experienced and expects to continue to experience significant fluctuations in its quarterly operating results due to a variety of factors, including the cost of disk drives, the timing of receipt and shipment of significant orders, the cost and timing of new product releases and product enhancements by the Company and its competitors, variations in the Company's product mix, market acceptance of new or enhanced versions of the Company's products, changes in pricing and promotion policies by the Company and its competitors and general economic conditions. Quarterly sales depend on the volume and timing of orders received during a quarter, which are difficult to forecast. The Company's expenses during a quarter are based, in part, on its expectations as to customer demand for its products. Demand falling below expectations in any quarter could have a material adverse effect on operating results. In addition, the need for continued expenditures for research and development, marketing and customer service and support would make it difficult for the Company to reduce its expenses in a particular quarter if the Company's sales forecasts for such quarter were not met. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUPPLIER AND COMPONENT DEPENDENCE

     The Company depends heavily on its suppliers to provide high quality materials on a timely basis and at reasonable prices. Although many of the components for the Company's products are available from numerous sources at competitive prices, certain of the disk drives used in its products are presently purchased by the Company from a single source. Furthermore, because of increased industry demand for many of those components, their manufacturers may, from time to time, not be able to make delivery on orders on a timely basis. In addition, manufacturers of components on which the Company relies may choose, for numerous reasons, not to continue to make those components, or the next generation of those components, available to the Company.

     The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all of the components it requires. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby materially adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's operating results. See "Business--Manufacturing."

SUSTAINING AND MANAGING GROWTH

     The Company is currently undergoing a period of rapid growth and there can be no assurance that such growth can be sustained or managed successfully. This growth has resulted in, and is expected to continue to create, the need for additional capacity, new and increased responsibilities for management personnel, and added pressures on the Company's operating and financial systems. The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to hire and retain qualified management, sales and technical personnel. Competition for such personnel in the Company's industry is high. The Company has commenced a number of programs in response to its growth, including the expansion of its manufacturing space and the upgrading of its internal computer systems. If the Company is unable to manage growth effectively or hire and retain qualified personnel, the Company's business and operating results could be materially and adversely affected. See "Use of Proceeds," "Business--Employees" and "Business--Facilities."

INTERNATIONAL OPERATIONS

     Net sales to customers outside the United States accounted for approximately 35.2% of net sales in fiscal 1995 and 37.7% of net sales in the six-month period ended March 31, 1996. The Company expects that international sales will continue to represent a significant portion of the Company's net sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas. In addition, fluctuations in the value of foreign currencies relative to the U.S. dollar could make the Company's products less price competitive and, if the Company in the future denominates any of its sales in foreign currencies, losses could result from foreign currency transactions. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

PROPRIETARY TECHNOLOGY CLAIMS

     Ciprico believes its extensive disk array expertise, proprietary technology, and close customer and vendor relationships provide the Company with a competitive advantage in developing leading edge high performance disk array products. However, the Company does not presently hold any patents applicable to its RAID disk array products and relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements to protect its intellectual property rights. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third-party claims could involve substantial expense, thus materially and adversely affecting the Company's operating results. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial damages or royalties, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on its operating results. See "Business--Proprietary Technology."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of key personnel, many of whom would be difficult to replace and are not subject to employment or noncompetition agreements. If any of these employees were to leave the Company, the Company's operating results could be materially adversely affected. The Company believes its future success will also depend, in large part, upon its ability to hire and retain highly skilled engineering, managerial, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Business--Employees" and "Management."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter to quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or its customers, government regulations, and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE ACQUISITIONS

     The Company may pursue acquisitions of complementary technologies, product lines or businesses. Future acquisitions by the Company could result in the use of proceeds of this offering, dilutive issuances of equity securities, and the incurrence of additional debt and amortization expenses related to goodwill and intangible assets that could adversely affect the Company's operating results. In addition, gross margins of acquired products, necessary product or technology development expenditures and other factors that may be involved in any such acquired business could result in dilution to the Company's earnings. Acquisitions also may involve numerous other risks, including difficulties in the assimilation of the operations and products of the acquired business, dependence on new products and processes, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities. Although there are currently no agreements with respect to any acquisition, no assurance can be given as to the effect of any future acquisition on the Company's business or operating results.

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of this offering, Perkins Capital Management, Inc. ("Perkins"), an investment management firm, will beneficially own 28.0% of the Company's outstanding Common Stock. As a result, Perkins may be able to control matters requiring approval by the shareholders of the Company, including the election of Directors and the amendment of the Company's Certificate of Incorporation. As a shareholder, Perkins will not be prohibited from acting in its own interest in respect of, among other things, the voting or disposition of its shares of Common Stock. Perkins is not subject to any agreement restricting the sale of the Company shares it beneficially holds. Sales of substantial amounts of shares of Common Stock in the public market after the offering hereby could adversely affect the market price of the Company's Common Stock. See "Principal Shareholders."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock. The Company's Board of Directors has the power to issue any or all of the shares of Preferred Stock, including the authority to establish one or more classes or series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. Furthermore, as a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law regarding "business combinations." This section and the power to issue Preferred Stock may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by management and the Board of Directors. As a result, the Company's shareholders may lose opportunities to dispose of their shares at the higher prices generally available in takeover attempts or that may be available under a merger proposal. In addition, the statutory provision and the existence of Preferred Stock may have the effect of permitting the Company's current management to retain its position and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the business. See "Description of Securities--State Law Provisions with Potential Anti-Takeover Effect."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered to the public hereby are estimated to be $30.4 million, assuming a public offering price of $21.75 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds for general corporate purposes, including additions to working capital and for capital expenditures. The Company expects to use approximately $1.2 million to improve its internal computer systems and software and approximately $300,000 to fund expansion of the manufacturing space at its existing facility. A portion of the net proceeds may also be used to acquire technologies, products or businesses that complement the Company's current business, as such opportunities may arise. Currently, there are no commitments or agreements with respect to any such acquisitions. Pending their use, the proceeds will be invested in short-term, United States Government or investment grade interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "CPCI." The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.

                                                                                HIGH      LOW
                                                                               ------    ------
FISCAL YEAR ENDED SEPTEMBER 30, 1994
     First Quarter..........................................................   $ 3.84    $ 2.83
     Second Quarter.........................................................     4.34      2.83
     Third Quarter..........................................................     3.34      2.83
     Fourth Quarter.........................................................     3.17      2.33
FISCAL YEAR ENDED SEPTEMBER 30, 1995
     First Quarter..........................................................     3.42      2.58
     Second Quarter.........................................................     4.00      3.00
     Third Quarter..........................................................     5.42      3.42
     Fourth Quarter.........................................................     7.67      4.00
FISCAL YEAR ENDING SEPTEMBER 30, 1996
     First Quarter..........................................................    12.08      5.83
     Second Quarter.........................................................    15.83     10.67
     Third Quarter (through April 25, 1996).................................    23.00     13.00

     On April 25, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $21.75 per share. As of April 25, 1996, there were approximately 1,850 beneficial holders of the Common Stock.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock since fiscal 1991. The Company currently intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale by the Company of the 1,500,000 shares offered hereby at an assumed public offering price of $21.75 per share and the anticipated application of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                                                          MARCH 31, 1996
                                                                       ---------------------
                                                                       ACTUAL    AS ADJUSTED
                                                                       ------    -----------
                                                                          (IN THOUSANDS)
     Long-term installments of obligations under capital leases.....   $   22      $    22
                                                                       ------      -------
     Stockholders' equity:
       Preferred Stock, $0.01 par value; 1,000,000 shares
          authorized; none issued and outstanding...................       --           --
       Common Stock, $0.01 par value; 9,000,000 shares authorized;
          3,487,525 shares issued and outstanding; 4,987,525 shares
          issued and outstanding, as adjusted(1)....................       35           50
       Additional paid-in capital...................................    6,843       37,247
       Retained earnings............................................    2,612        2,612
       Accumulated translation adjustments..........................      (22)         (22)
                                                                       ------      -------
          Total stockholders' equity................................    9,468       39,887
                                                                       ------      -------
            Total capitalization....................................   $9,490      $39,909
                                                                       ======      =======

- ------------
(1) Based on the number of shares outstanding as of March 31, 1996 and as adjusted for the offering. Does not include 596,539 shares issuable upon exercise of outstanding options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended September 30, 1995, are derived from the Company's consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of September 30, 1994 and 1995, and for each of the years in the three-year period ended September 30, 1995, and the auditors' report thereon, are included elsewhere in this Prospectus. Selected consolidated financial information as of March 31, 1996 and for the six-month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company included elsewhere herein and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for such periods. The results for the six months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year. The data set forth in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                       SIX MONTHS ENDED
                                         FISCAL YEAR ENDED SEPTEMBER 30,                  MARCH 31,
 CONSOLIDATED STATEMENTS OF    ---------------------------------------------------    ------------------
      OPERATIONS DATA:          1991       1992       1993       1994       1995       1995       1996
                               -------    -------    -------    -------    -------    -------    -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................   $10,675    $13,415    $ 9,214    $13,121    $15,966    $ 6,776    $12,783
Cost of sales...............     4,441      6,196      4,610      6,848      8,498      3,668      6,708
                               -------    -------    -------    -------    -------     ------    -------
     Gross profit...........     6,234      7,219      4,604      6,273      7,468      3,108      6,075
Sales and marketing
  expenses..................     4,043      4,225      3,593      3,693      4,130      1,807      2,329
General and administrative
  expenses..................     1,290      1,377      1,386      1,308      1,432        656      1,088
Research and development
  expenses..................     1,650      1,593      1,651      1,694      1,800        809      1,116
                               -------    -------    -------    -------    -------     ------    -------
     Earnings (loss) from
       operations...........      (749)        24     (2,026)      (422)       106       (164)     1,542
Other income, net...........       362        436        272        122        318        146        233
                               -------    -------    -------    -------    -------     ------    -------
     Earnings (loss) before
       income taxes.........      (387)       460     (1,754)      (300)       424        (18)     1,775
Income tax expense
  (benefit).................       (11)        33         24         21         28          9        160
                               -------    -------    -------    -------    -------     ------    -------
     Net earnings (loss)....   $  (376)   $   427    $(1,778)   $  (321)   $   396    $   (27)   $ 1,615
                               =======    =======    =======    =======    =======     ======    =======
     Earnings (loss) per
       common share.........   $ (0.12)   $  0.14    $ (0.58)   $ (0.10)   $  0.12    $ (0.01)   $  0.43
                               =======    =======    =======    =======    =======     ======    =======
     Weighted average number
       of common and common
       equivalent shares
       outstanding..........     3,010      3,125      3,068      3,094      3,394      3,164      3,776
     Dividends per share....   $  0.13         --         --         --         --         --         --

                                                    SEPTEMBER 30,                             MARCH 31,
   CONSOLIDATED BALANCE      -----------------------------------------------------------      ---------
        SHEETS DATA:          1991         1992         1993         1994         1995          1996
                             -------      -------      -------      -------      -------      ---------
                                                           (IN THOUSANDS)
Cash and cash
  equivalents.............   $ 2,816      $ 2,341      $ 1,826      $ 2,176      $ 3,425       $ 6,041
Marketable securities.....     1,323        1,426        1,311        1,300        1,267            --
Working capital...........     6,379        6,534        4,930        5,244        6,573         8,026
Total assets..............     9,033        9,682        7,963        8,583       10,920        13,964
Long-term installments of
  obligations under
  capital leases..........        16           --           22           48           40            22
Total stockholders'
  equity..................     7,985        8,506        6,759        6,474        7,696         9,468

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Ciprico designs, manufactures, markets and services high performance RAID disk arrays that provide storage solutions for the domestic and international visual computing markets. Ciprico's RAID products typically consist of five or nine industry standard disk drives linked together by proprietary hardware, firmware and software. The array of disks performs as one large disk drive with superior performance characteristics compared to a single disk drive.

     Ciprico has its origins as a manufacturer of tape and disk controller board products in the 1980s. In the early 1990s, as the controller market weakened, the Company transitioned its focus to the RAID-3 disk array markets. While the Company continues to sell controller boards, it expects such sales to represent a decreasing percentage of net sales in the future. The following table shows Ciprico's transition from board-level controller products to disk arrays.

                                             FISCAL YEAR ENDED SEPTEMBER 30,                  SIX MONTHS
                                   ----------------------------------------------------         ENDED
                                        1993               1994               1995          MARCH 31, 1996
                                   --------------     --------------     --------------     --------------
                                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
Disk Arrays.....................   $ 1,718   18.7%    $ 8,527   65.0%    $11,787   73.8%    $11,089   86.7%
Controllers.....................     7,025   76.2       4,138   31.5       3,186   20.0       1,299   10.2
Miscellaneous Products and
  Services......................       471    5.1         456    3.5         993    6.2         395    3.1
                                   -------  -----     -------  -----     -------  -----     -------  -----
                                   $ 9,214  100.0%    $13,121  100.0%    $15,966  100.0%    $12,783  100.0%
                                   =======  =====     =======  =====     =======  =====     =======  =====

     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual operating results could differ materially from the operating results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of operations data as a percentage of net sales for the periods indicated.

                                                   FISCAL YEAR ENDED SEPTEMBER      SIX MONTHS ENDED
                                                               30,                     MARCH 31,
                                                   ---------------------------      ----------------
                                                   1993       1994       1995       1995       1996
                                                   -----      -----      -----      -----      -----
Net sales.....................................     100.0%     100.0%     100.0%     100.0%     100.0%
Costs of sales................................      50.0       52.2       53.2       54.1       52.5
                                                   -----      -----      -----      -----      -----
     Gross profit.............................      50.0       47.8       46.8       45.9       47.5
Sales and marketing expenses..................      39.0       28.1       25.8       26.7       18.2
General and administrative expenses...........      15.1       10.0        9.0        9.7        8.5
Research and development expenses.............      17.9       12.9       11.3       11.9        8.7
                                                   -----      -----      -----      -----      -----
     Earnings (loss) from operations..........     (22.0)      (3.2)       0.7       (2.4)      12.1
Other income, net.............................       3.0        0.9        2.0        2.1        1.8
                                                   -----      -----      -----      -----      -----
     Earnings (loss) before income taxes......     (19.0)      (2.3)       2.7       (0.3)      13.9
Income tax expense............................       0.3        0.1        0.2        0.1        1.3
                                                   -----      -----      -----      -----      -----
     Net earnings (loss)......................     (19.3)%     (2.4)%      2.5%      (0.4)%     12.6%
                                                   =====      =====      =====      =====      =====

SIX MONTHS ENDED MARCH 31, 1995 AND 1996

     Net Sales. Net sales for the six-month period ended March 31, 1996 increased 88.7% to $12.8 million when compared to $6.8 million for the same period last year. The increase in net sales was attributed to strong product acceptance for disk arrays in the visual computing market and the film/video production market segment in particular. New customers in other visual computing market segments, such as digital prepress, also contributed to the sales growth.

     The Company's continued international focus resulted in export sales of $4.8 million or 37.7% of net sales during the six-month period ended March 31, 1996 compared to $2.1 million or 31.0% of net sales for the same period last year. Sales to Sony accounted for over 40% of the export sales for the current six-month period.

     Gross Profit. Gross profit was $6.1 million or 47.5% of net sales for the six-month period ended March 31, 1996 compared to $3.1 million or 45.9% of net sales for the same period last year. Gross profit margin for the current six-month period was higher than the same period last year due to a reduction in disk drive costs and strong sales of the Company's new 6900 Series disk array product, which carries a higher gross profit margin. Management anticipates gross profit margins for the remainder of fiscal 1996 should approximate the level attained during the first six months of fiscal 1996; however, gross profit margins are highly dependent on a number of factors, including customer and product mix and disk drive costs. Disk drives are a significant cost component of total disk array costs and there is no assurance the Company can sustain the current gross margin levels given the price fluctuations of new generation disk drives.

     Sales and Marketing Expenses. Sales and marketing expenses were $2.3 million or 18.2% of net sales for the six-month period ended March 31, 1996 compared to $1.8 million or 26.7% of net sales for the same period last year. The percentage decrease was due primarily to the increased sales volume when compared to the same period last year. The actual dollar spending for the current six-month period was higher than the same period last year due primarily to commission expense associated with higher sales levels and an increase in the number of sales and marketing people hired to address the growing market segments.

     General and Administrative Expenses. General and administrative expenses were $1.1 million or 8.5% of net sales for the six-month period ended March 31, 1996 compared to $657,000 or 9.7% of net sales for the same period last year. The percentage decrease was due to the higher sales volume in the current six-month period compared to the same period last year. Actual dollar spending for the current six-month period was higher than the same period last year due primarily to an increase in management and employee bonuses of $190,000 and bad debt expense of $95,000.

     Research and Development Expenses. Research and development expenses were $1.1 million or 8.7% of net sales for the six-month period ended March 31, 1996 compared to $809,000 or 11.9% of net sales for the same period last year. The percentage decrease was primarily due to the higher sales volume in the current six-month period compared to the same period last year. Actual dollar spending during the current six-month period was higher than the same period last year due to increases in development expenses for the Fibre Channel disk array recently announced, other product development expenses and engineering staff. Research and development costs are expensed as incurred.

     Other Income, Net. Other income, net for the six-month period ended March 31, 1996 was $233,000 compared to $146,000 for the same period last year. The increase in the current six-month period was due primarily to an increase in interest and dividend income of $33,000 and a realized gain of $60,000 from the sale of marketable securities.

     Income Tax Expense. Income tax expense for the six-month period ended March 31, 1996 was $160,000 compared to $9,000 for the same period last year. This increase reflects the change in operating results of $1.8 million of pre-tax earnings for the first six months of fiscal 1996 compared to a pre-tax loss of $18,000 for the same period last year. In the second quarter of fiscal 1996, the Company began to accrue income tax expense based on an estimated tax liability for fiscal 1996 resulting in an effective tax rate for the first six months of fiscal 1996 of 9% due to utilization of $1.7 million net operating loss carryforwards. The effective tax rate for fiscal 1996 is estimated to be 10% due to the utilization of the net operating loss carryforwards. The Company expects that its net loss carryforwards will be fully exhausted during fiscal 1996.

  FISCAL YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

     Net Sales. Net sales increased by 21.7% to $16.0 million in 1995 and 42.4% to $13.1 million in 1994. Net sales were $9.2 million in 1993. The increase in net sales was attributed to wider acceptance of the Company's disk arrays in the visual computing markets. For the year ended September 30, 1995, no one customer accounted for 10% or more of net sales. For the year ended September 30, 1994, sales to Eastman Kodak Company represented approximately 13.7% of net sales. For the year ended September 30, 1993, sales to Data General, Eastman Kodak Company and GE Medical represented approximately 12.9%, 11.8% and 10.4%, respectively, of net sales.

     As a result of increased focus on international markets, export sales grew to $5.6 million or 35.2% of net sales in 1995, compared to $2.8 million or 21.4% of net sales and $1.2 million or 12.9% of net sales in 1994 and 1993, respectively.

     Gross Profit. Gross profit was $7.5 million or 46.8% of net sales in 1995, compared to $6.3 and $4.6 million, or 47.8% and 50.0% of net sales, in 1994 and 1993, respectively. The decrease in gross profit margin was attributed to the lower margins associated with disk array sales and reduced sales of higher margin controller products. Disk drives are a significant cost component of total disk array costs and there is no assurance the Company can sustain the current gross profit margin levels given the price fluctuations of new generation disk drives. Costs of raw materials other than disk drives held relatively steady over the three years.

     Sales and Marketing Expenses. Sales and marketing expenses totaled $4.1 million or 25.8% of net sales in 1995, compared to $3.7 million or 28.1% of net sales in 1994, and $3.6 million or 39.0% of net sales in 1993. These expenses, as a percentage of net sales, decreased during each of last three years due to the increased sales volume. Actual dollar spending during these periods increased due to additional costs incurred in connection with increased sales staff and promotion expenses associated with higher sales levels.

     General and Administrative Expenses. General and administrative expenses totaled $1.4 million or 9.0% of net sales in 1995, compared to $1.3 and $1.4 million, or 10.0% and 15.1% of net sales, for 1994 and 1993, respectively. Spending for 1993 included one-time expenses for preparation of new product manuals for disk arrays and costs associated with achieving ISO 9001 certification.

     Research and Development Expenses. Research and development expenses totaled $1.8 million or 11.3% of net sales in 1995, compared to $1.7 million or 12.9% of net sales in 1994, and $1.7 million or 17.9% of net sales in 1993. The growth in research and development expenses was primarily due to increased technology development efforts related to new generation disk array products.

     Other Income, Net. Other income, net increased by $196,000 in 1995. Interest and dividend income increased $47,000 and no additional charges for marketable security valuations occurred in 1995, compared to prior years. Interest and dividend income decreased $50,000 in 1994 due to lower short-term interest rates and lower average cash balances. Royalty income decreased $30,000 in 1995 and $52,000 in 1994 due to decreased usage of the licensed technology. In 1994 and 1993, there were charges of $193,000 and $45,000, respectively, for a cost-to-market adjustment for investments.

     Income Tax Expense. Income tax expense incurred for 1995, 1994 and 1993 was minimal as a result of the application of net operating loss carryforwards during those periods.

NEW ACCOUNTING PRONOUNCEMENTS

     Beginning in fiscal 1997, the Company will be required to adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies are permitted to adopt a new method of accounting for stock compensation awards which is based on recognition of a charge equal to the estimated fair value of the award on the date of grant. Alternatively, companies may continue using the methodology specified in Accounting Principles Board

Opinion No. 25, "Accounting for Stock Issued to Employees" to account for stock based compensation, with expanded disclosure in the notes to the financial statements of the pro forma effects on net earnings and earnings per share, assuming application of the new accounting method outlined in SFAS No. 123. The Company plans to implement the disclosure requirements for SFAS No. 123 in fiscal 1997 and retain its current accounting method for stock-based employee compensation.

QUARTERLY INFORMATION

     The following tables present selected quarterly consolidated financial information for the periods indicated in both dollars and as a percentage of net sales. This information was derived from unaudited consolidated financial statements which have been prepared on a basis consistent with the Company's audited Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and, in the opinion of management, reflects all normal recurring adjustments necessary to fairly present the information. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly operating results due to a variety of factors, including the cost of disk drives, the timing of receipts and shipments of significant orders, the cost and timing of new product releases and product enhancements by the Company and its competitors, variations in the Company's product mix, market acceptance of new or enhanced versions of the Company's products, changes in pricing and promotion policies by the Company and its competitors and general economic conditions. The operating results for any quarter do not necessarily indicate the results to be expected for any future period.

                                                                       QUARTER ENDED
                           ------------------------------------------------------------------------------------------------------
                                         FISCAL 1994                               FISCAL 1995                    FISCAL 1996
                           ---------------------------------------   ---------------------------------------   ------------------
                           DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                           -------   --------   -------   --------   -------   --------   -------   --------   -------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................  $3,229    $2,987     $3,407     $3,498    $3,669    $3,107     $3,877     $5,313    $6,087    $6,696
Cost of sales.............   1,739     1,493      1,844      1,772     2,017     1,650      1,974      2,857     3,304     3,404
                            ------    ------     ------     ------    ------    ------     ------     ------    ------    ------
  Gross profit............   1,490     1,494      1,563      1,726     1,652     1,457      1,903      2,456     2,783     3,292
Sales and marketing
  expenses................     867       873        902      1,051       917       890      1,095      1,227     1,155     1,174
General and administrative
  expenses................     304       334        359        311       323       333        396        380       538       550
Research and development
  expenses................     408       397        471        418       378       431        449        542       513       603
                            ------    ------     ------     ------    ------    ------     ------     ------    ------    ------
  Earnings (loss) from
    operations............     (89)     (110)      (169)       (54)       34      (197)       (37)       307       577       965
Other income (expense),
  net.....................     108       (25)       (68)       107        66        80         78         94       134        99
                            ------    ------     ------     ------    ------    ------     ------     ------    ------    ------
  Earnings (loss) before
    income taxes..........      19      (135)      (237)        53       100      (117)        41        401       711     1,064
Income tax expense........       4         5          5          7         5         4          6         13         5       155
                            ------    ------     ------     ------    ------    ------     ------     ------    ------    ------
  Net earnings (loss).....  $   15    $ (140)    $ (242)    $   46    $   95    $ (121)    $   35     $  388    $  706    $  909
                            ======    ======     ======     ======    ======    ======     ======     ======    ======    ======
  Earnings (loss) per
    common share..........  $ 0.01    $(0.05)    $(0.08)    $ 0.02    $ 0.03    $(0.04)    $ 0.01     $ 0.12    $ 0.19    $ 0.24
                            ======    ======     ======     ======    ======    ======     ======     ======    ======    ======
  Weighted average number
    of common and common
    equivalent shares
    outstanding...........   3,253     3,092      3,098      3,094     3,222     3,218      3,467      3,394     3,721     3,831

                                                                      QUARTER ENDED
                        ---------------------------------------------------------------------------------------------------------
                                       FISCAL 1994                                FISCAL 1995                     FISCAL 1996
                        -----------------------------------------   ----------------------------------------   ------------------
                        DEC. 31   MARCH 31    JUNE 30    SEPT. 30   DEC. 31   MARCH 31    JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                        -------   --------    -------    --------   -------   --------    -------   --------   -------   --------
Net sales..............  100.0%     100.0%     100.0%     100.0%     100.0%     100.0%    100.0%      100.0%    100.0%     100.0%
Cost of sales..........   53.8       50.0       54.1        50.6      55.0       53.1       50.9       53.8      54.3       50.8
                        ------     ------     ------      ------    ------     ------     ------     ------    ------     ------
  Gross profit.........   46.2       50.0       45.9        49.4      45.0       46.9       49.1       46.2      45.7       49.2
Sales and marketing
  expenses.............   26.9       29.2       26.5        30.0      25.0       28.6       28.2       23.1      19.0       17.6
General and
  administrative
  expenses.............    9.4       11.2       10.6         8.9       8.8       10.7       10.2        7.2       8.8        8.2
Research and
  development
  expenses.............   12.6       13.3       13.8        12.0      10.3       13.9       11.6       10.2       8.4        9.0
                        ------     ------     ------      ------    ------     ------     ------     ------    ------     ------
  Earnings (loss) from
    operations.........   (2.7)      (3.7)      (5.0)       (1.5)      0.9       (6.3)      (0.9)       5.7       9.5       14.4
Other income (expense),
  net..................    3.3       (0.8)      (2.0)        3.0       1.8        2.5        2.0        1.8       2.2        1.5
                        ------     ------     ------      ------    ------     ------     ------     ------    ------     ------
  Earnings (loss)
    before income
    taxes..............    0.6       (4.5)      (7.0)        1.5       2.7       (3.8)       1.1        7.5      11.7       15.9
Income tax expense.....    0.1        0.2        0.1         0.2       0.1        0.1        0.2        0.2       0.1        2.3
                        ------     ------     ------      ------    ------     ------     ------     ------    ------     ------
  Net earnings
    (loss).............    0.5%      (4.7)%     (7.1)%       1.3%      2.6%      (3.9)%      0.9%       7.3%     11.6%      13.6%
                        ======     ======     ======      ======    ======     ======     ======     ======    ======     ======

     The Company's operating results over the ten quarters ended March 31, 1996 reflect generally increasing net sales, excluding the second quarters of fiscal 1994 and 1995. Net sales in the second quarters of fiscal 1994 and 1995 were affected by reduced shipments to film/video production customers who postponed purchase decisions in order to view new products at a key tradeshow for that industry. Gross profit was higher in some quarters due to cost reductions for disk drives or new product introductions of higher margin products. There can be no assurance that future cost reductions for disk drives will occur or that new product introductions will be at favorable gross profit margins when compared to historical levels.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents and marketable securities totaled $6.0 million at March 31, 1996, compared to $4.7 million at September 30, 1995. The Company's working capital was $8.0 million at March 31, 1996 compared to $6.6 million at September 30, 1995.

     Cash flows provided by operating activities of $1.9 million during the six-month period ended March 31, 1996 were largely attributed to net earnings of $1.6 million and the non-cash expense of depreciation and amortization of $439,000. Increases in accounts receivable of $300,000 and inventories of $1.1 million occurred due to the increase in net sales. These increases were partially offset by increases in accounts payable of $471,000 and income taxes payable of $454,000.

     Cash flows provided by investing activities of $538,000 for the six-month period ended March 31, 1996 were mainly from the $1.3 million in proceeds from the sale of marketable securities during that period. These proceeds were partially offset by equipment purchases of $728,000 during that same period.

     Cash flows provided by financing activities of $206,000 during the six-month period ended March 31, 1996 were largely the result of proceeds from the issuance of Common Stock sold pursuant to the exercise of employee stock options.

     The Company expects that the net proceeds of this offering, cash provided by continuing operations and existing cash balances will be sufficient to fund its operations for the foreseeable future. The Company may acquire technologies, products or businesses that complement the Company's business, as such opportunities may arise, and the Company's working capital needs may change as a result of such acquisitions. Currently, however, there are no commitments or agreements with respect to any acquisitions.

                                    BUSINESS

GENERAL

     Ciprico designs, manufactures, markets and services high performance RAID disk arrays that provide storage solutions for the domestic and international visual computing markets. Ciprico's RAID (Redundant Array of Independent Disks) products typically consist of five or nine industry standard disk drives linked together by proprietary hardware, firmware and software. The array of disks performs as one large disk drive with superior performance characteristics compared to a single disk drive. Ciprico's RAID disk arrays are designed to provide fast data transfer rates of up to 100 megabytes ("MB") per second, large storage capacity of up to 72 gigabytes ("GB"), and redundancy to ensure the integrity of the stored data. All of the Company's disk arrays transfer data using industry standard data transfer protocols which enable them to interface with the primary open architecture computing platforms found in the visual computing market designed by Silicon Graphics, Sun Microsystems, Inc., Hewlett-Packard Company, IBM Corporation and Apple Computer, Inc.

     Ciprico's engineers have extensive knowledge of data transfer interfaces and many years of cumulative engineering experience which is reflected in the proprietary hardware, firmware and software incorporated into the Company's disk arrays. In addition, Ciprico has a close design relationship with Silicon Graphics which facilitates optimal system compatibility between Ciprico's disk arrays and Silicon Graphics workstations, which have a leading market share in the visual computing market. Sales of products developed by the Company specifically designed for Silicon Graphics platforms accounted for approximately half of the Company's disk array sales during the past 18 months. Ciprico believes its extensive disk array expertise, proprietary technology, and close customer and vendor relationships provide the Company with a competitive advantage in developing leading edge high performance RAID disk array products.

VISUAL COMPUTING INDUSTRY

     Visual computing refers to the digital representation and complex image processing of film, video, graphics, photographs, animation, special effects, three dimensional ("3D") images and other images. Like many other computer applications, the trend in visual computing is toward random access, digital data storage and away from traditional analog tape storage or film methods which require substantial processing time and limit the creativity of users. Digital image processing offers numerous benefits when compared to traditional analog and film methods, including the ability to achieve higher quality images, process and edit data faster, access data remotely over networks, and create images and special effects not previously possible.

     Within the visual computing industry, market segments such as film/video production, satellite telemetry, oil and gas exploration, medical imaging, digital prepress, and broadcast and video services require large storage capacity with fast data transfer rates. Disk arrays are designed to meet the high data transfer rate, storage capacity and data redundancy requirements of the visual computing market. Based on the large storage requirements of digital image processing in visual computing, the Company expects growing demand for storage requirements in the visual computing market. Based on industry sources, the Company believes that sales of digital image processing equipment into the film/video production segment of the visual computing market have grown from less than $1 million in 1991 to approximately $900 million in 1995, with sales projected to continue to grow at an average annual rate of 45% over the next several years.

     In addition to digital technology, another important industry dynamic in the visual computing market is open system architecture. With open architecture, the Silicon Graphics workstations and other computing platforms prevalent in the visual computing market are designed to be compatible with peripheral storage equipment using industry standard data transfer protocols. Ciprico's disk arrays use Fast/Wide SCSI, UltraSCSI or Fibre Channel industry standard data transfer protocols, enabling them to interface with the primary open architecture computing platforms found in the visual computing market including Silicon Graphics, Sun Microsystems, Inc., Hewlett-Packard Company, IBM Corporation and Apple Computer, Inc.

     Only a few computing systems today provide both the graphical and computational power that are required for visual computing applications. These systems often lack the high-speed data input/output performance, redundancy and storage that is necessary for data retrieval and manipulation of images. Ciprico's disk array products complement the graphic and computational power of computer systems supplied by other vendors by providing high performance disk array storage solutions. As additional computer systems evolve, the Company believes it is positioned to address the changing needs of its customers by capitalizing on its current technology and strategic industry relationships.

RAID TECHNOLOGY

     RAID is an emerging storage technology dramatically changing the way on-line data is stored in computers. The RAID concept was defined by a team of researchers from the University of California at Berkeley in 1987. A RAID disk array links together several industry standard disk drives into a single large disk drive using proprietary hardware, firmware and software to achieve extremely fast data transfer rates, high levels of redundancy and large storage capacity. The key characteristics of RAID disk array performance are as follows:

          Data Transfer Rate. Disk arrays are able to achieve much faster data transfer rates than individual disk drives because of their ability to spread data among all the component disk drives, enabling the data to be retrieved from all drives simultaneously at very fast speeds. Ciprico's RAID-3 disk arrays can achieve transfer rates up to 100 MB per second (a MB represents one million bytes of data, or approximately the amount of data needed to store a single frame of high quality video). A data transfer rate of approximately 36 MB per second is needed to deliver uncompressed full motion video.

          Redundancy. Redundancy refers to the replication of certain data within the RAID disk array so that if one disk drive or other redundant component such as a power supply fail within the disk array, no data is lost and the application continues uninterrupted.

          Storage Capacity. By linking together multiple disk drives, disk arrays achieve very large storage capacities. Ciprico's disk arrays achieve storage capacities up to 72 GB (a GB represents one billion bytes of data or roughly the amount of data needed to store one minute of uncompressed real-time video).

     RAID is available in several levels, the most common of which are 1, 3 and
5. Each RAID level identifies a unique storage methodology, offering different data transfer rates, redundancy and cost. Therefore, each level should be evaluated for the application it is intended. The table below summarizes the different attributes and applications of the three most widely used RAID levels.

                            RAID TECHNOLOGY OVERVIEW

            RAID LEVEL                        ATTRIBUTES                   APPLICATIONS
RAID-1: Disk Mirroring                High data reliability but     Applications that value
                                      high cost due to              high reliability and data
                                      duplication of disk drives    transfer rates more than
                                      and associated hardware.      storage capacity and cost.
RAID-3: Parallel Data Access          Highest data transfer rate    Applications that require
                                      for large block sizes (high   high data transfer rates,
                                      bandwidth) such as images.    such as film/video
                                                                    animation or special
                                                                    effects, medical images,
                                                                    seismic analysis, satellite
                                                                    imagery or analysis,
                                                                    video-on-demand, digital
                                                                    prepress.
RAID-5: Independent Data Access       High data transfer rate for   Applications that require
                                      small transaction files.      frequent access to small
                                                                    blocks of data, such as a
                                                                    reservation system or
                                                                    office automation.

     Among the RAID levels, RAID-3 is the best technology for visual computing applications because it achieves the fastest data transfer rates for sequentially stored data such as graphics and video, while providing large storage capacities and data redundancy. In a RAID-3 disk array, data is spread evenly among the "data drives" within the array while one "parity drive" ensures redundancy. For example, a typical Ciprico RAID-3 drive has eight data disk drives and one parity disk drive, so that when data is retrieved, each of the eight data drives provides one byte of data simultaneously, enabling data transfer up to eight times the speed of a single disk drive with eight times the storage capacity. A primary benefit of RAID-3 is that no decrease in performance results from the failure of one disk drive, a feature which is critical to real-time visual computing applications. With Ciprico's disk arrays, a failed disk drive or power supply can be "hot swapped" for a new drive without shutting off the array, allowing the user to keep working at full speed while the failed component is being replaced. All of Ciprico's disk array products are RAID-3 products designed for visual computing applications.

     Certain suppliers of disk arrays focus on RAID-1 and RAID-5 disk arrays. In contrast to RAID-3 disk arrays, RAID-1 creates exact duplicates of all stored data, and therefore, it uses one-half of available storage capacity to achieve redundancy. This methodology makes RAID-1 extremely costly to store large amounts of data. RAID-5 disk arrays are generally suited for intensive data processing applications requiring the ability to process large volumes of transactions simultaneously and store large quantities of data. Examples of RAID-5 applications include insurance policy holder databases, bank account transaction processing and airline reservation systems where performance is typically measured by the number of transactions which can be processed in a given amount of time (in contrast, performance of RAID-3 disk arrays is measured by MB per second of sustained data transfer capability). As a result of the differing performance characteristics, RAID-1 and RAID-5 disk arrays are not particularly well-suited and are not directly competitive with RAID-3 disk arrays in the visual computing market segments targeted by Ciprico.

VISUAL COMPUTING MARKET SEGMENTS

     Within the visual computing market, the Company focuses on the film/video production, satellite telemetry, oil and gas exploration, medical imaging, digital prepress, and broadcast and video services market segments. Each of these market segments requires the high data transfer rate performance, large storage capacity and redundancy provided by the Company's RAID-3 disk arrays. The following table identifies the application and storage requirements of each of these market segments as well as some of the current customers and end users of Ciprico's disk arrays.
                   CIPRICO'S VISUAL COMPUTING MARKET SEGMENTS

                                                  REQUIREMENTS
                                                  (IN ORDER OF
    SEGMENT             APPLICATION              SIGNIFICANCE)            CUSTOMERS/END USERS
Film/Video        Creation of special       - Real-time storage and    - Avid Technology, Inc.
 Production       effects,                    playback of images       - Digital Domain
                  post-production, digital    without compression      - DreamWorks, Inc.
                  character animation       - No performance           - Eastman Kodak Company
                                              degradation with a       - Fox Animation Studios,
                                              failed drive               Inc.
                                            - 100% data availability   - Industrial Light + Magic
                                                                       - Pacific Ocean Post
                                                                       - Walt Disney Studios
                                                                       - Warner Bros., Inc.

Satellite         Capture, process and      - Real-time performance    - Autometric Inc.
 Telemetry        manipulate information    - 100% data availability   - E-Systems, Inc.
                  and images transmitted    - Large storage            - NASDA
                  from satellites             capacities               - NK-EXA Corp.

Oil and Gas       3D processing and         - Large storage            - Phillips Petroleum
 Exploration      interpretation of           capacities                 Company
                  seismic data to           - Fast storage and         - Texaco Inc.
                  determine best drilling     retrieval of image files - Unocal Corporation
                  location                  - 100% data availability

Medical           Digital image             - High speed transfers     - Camtronics Ltd. Medical
 Imaging          acquisition and display     and display of images      Systems
                  (i.e., CT, MRI,           - 100% data availability   - CTI/PET Systems
                  ultrasound); image                                   - InfiMed, Inc.
                  storage and networking
                  (i.e., PACs,
                  teleradiology)

Digital           Image storage direct-to-  - High performance and     - Contex Prepress Systems
 Prepress         plate and                   redundancy               - DALiM Imaging Software
                  direct-to-press printing  - On-line storage for      - Komori America Corp.
                  without using film          fast changes
                                            - 100% data availability

Broadcast and     Playback of video in      - Deliver video for        - Philips Consumer
 Video Services   real- time; commercial      real-time viewing          Electronics B.V.
                  insertion, video-on-      - High bandwidth to        - Sony Trading
                  demand, broadcast, in-      supply video streams to    International Corp.
                  flight entertainment        multiple users
                                            - 100% data availability

     Film/Video Production. The film/video production market segment includes companies that create, edit and manipulate images for the entertainment industry, such as movie studios and post-production facilities. These companies utilize leading edge graphics workstations and high performance storage systems to generate and manipulate complex computer-generated images. Applications within this market include 3D animation, compositing (the digital layering of two different image sequences), special effects, film restoration and editing. Film/video production companies require extremely high image resolution because the final image will be enlarged many times when it is displayed on a movie screen.

     The images created in this market segment represent very large digital data files. Even a single image, or frame, can require the equivalent storage of one MB. Since the images are so large, they cannot be stored in the computer's memory and therefore must be stored on disk drives. However, single disk drives do not offer data transfer rates of at least 36 MB per second (30 frames per second), which is the required level of data transfer rate performance to retrieve images from the disk fast enough to provide smooth motion, or real-time video.

     Ciprico's disk arrays are among the first in the film/video production market to offer a single disk array that achieves real-time transfer rates. In addition, Ciprico's disk arrays are designed to provide data transfer rates ranging up to 100 MB per second which allows the simultaneous transfer of multiple streams of compressed video images.

     Satellite Telemetry. The satellite telemetry market segment consists of companies and military organizations that capture and extract images from satellites and transfer them to groundstations for processing. In recent years, there have been many changes in the satellite telemetry marketplace due to an improved supply and quality of imagery from new image scanners, the availability of new software tools that deliver more complex visualization capabilities and more sharing of technology between military and commercial organizations domestically and internationally. These changes are all key factors in the growth of applications which require disk arrays in this market segment.

     The satellite telemetry market segment has three primary applications where Ciprico disk arrays are best suited: data capture, image processing and extraction, and mission planning. Data capture is the process of collecting the images that are transmitted from a satellite passing overhead to a groundstation located on earth. The groundstation must be capable of reading these transmitted images very fast and be ready to receive them during the small window of opportunity when the satellite is in position to transmit. In the image processing and extraction application, the images that are gathered at the groundstation are bundled into data sets for use by various industries. The data sets can be hundreds of GBs, thus requiring massive storage. In the mission planning application, data is used to manage troop deployment, which frequently requires real-time viewing of 3D images.

     Ciprico's disk arrays deliver high performance transfer rates, typically real-time, that are required by users in the satellite telemetry market segment. Because the data sets are large, high storage capacities are necessary. In addition, redundancy is critical in these applications so data can be captured at the opportune time and made available as needed for processing and mission planning applications.

     Oil and Gas Exploration. The oil and gas exploration market segment is comprised mainly of the major oil and gas exploration companies. This market segment has undergone dramatic changes in recent years with the introduction of 3D technology. Seismic data is typically generated by detonating an explosive charge, sending shock vibrations beneath the earth's surface, which reflect off underground geological formations. The seismic data, which can be measured in terabytes (1,000 GB), is recorded, processed to about one-tenth of its original data size and stored digitally. By using high performance workstations and disk arrays, the seismic information can be displayed through 3D images representing underground geological formations, enabling the exploration company to locate oil fields and determine optimal drilling sites.

     The processing and interpretation of the seismic data may take days or even weeks, during which time a Ciprico disk array's redundancy features are critical should a disk drive or power supply fail. Without a disk array, if the data were lost the data would have to be reprocessed or reinterpreted, resulting in productivity losses. Ciprico's disk arrays provide flexible capacities to store the ever increasing amounts of data. In addition, the high transfer rates of the Company's disk array products improves geophysicists' productivity by providing fast storage and retrieval of the large data files.

     Medical Imaging. The medical imaging market segment includes medical equipment manufacturers and end users such as hospitals, clinics and other diagnostic centers that collect and interpret medical images. Powerful computers are routinely used to capture digital images for diagnosis both locally at the site of the examination and at remote locations such as doctors' offices.

     The two primary medical imaging application environments in which Ciprico disk arrays operate best are image acquisition and image storage and transmission. In image acquisition, a magnetic resonance imaging ("MRI"), computed tomography ("CT") or ultrasound examination is conducted on a patient in a radiology lab. The resulting image is stored digitally. A disk array ensures that the data is stored to avoid repeating the examination, which may be uncomfortable for the patient as well as costly. Image storage and transmission applications, such as picture archive and communications systems ("PACs") and teleradiology, are essentially networks of medical images. The digital image that is acquired in the radiology laboratory is stored in a central archive and must be rapidly retrieved and displayed at viewing stations throughout the hospital or clinic.

     Ciprico disk arrays provide the high speed data transfer rates required in medical imaging applications. The redundancy features of the Company's disk arrays also ensure that examination images are not lost due to drive failure.

     Digital Prepress. The digital prepress market segment consists of companies such as computer-to-plate or direct-to-press manufacturers that utilize disk arrays to optimize performance. Digital prepress applications began about ten years ago. However, the move away from traditional printing presses and printing plates is a relatively new trend. As the printing industry endorses digital technology to reduce cost, improve flexibility and shorten production schedules, new opportunities are developing within the prepress market. RAID-based disk storage provides many features and benefits for improving the capabilities of digital prepress applications.

     Traditional prepress systems use photographic film images as the basis for producing printing plates. This method is quickly being replaced as suppliers are introducing a host of computer-based products which eliminate the material costs of photographic film, increase the quality and accuracy of image reproduction, and provide the printer with tools for quick turnaround. Examples of prepress applications include desktop publishing and page layout, photo-retouch, large workgroup servers and production management software, computer-to-plate devices, and digital presses. All of these applications provide printers with greater control over image quality and the ability to store jobs on-line, allowing them to respond to last minute changes more quickly. Computer-based prepress applications create image sizes up to 200 MB for a single page of printed material.

     Ciprico's disk array products provide the high data transfer rates and redundancy required for these applications.

     Broadcast and Video Services. The broadcast and video services market segment includes companies that demand delivery of high bandwidth video for real-time viewing at a reasonable cost. In this market segment, video is digitized and stored on disk subsystems. Video is retrieved from storage, either on a predetermined schedule or on demand, and transmitted for viewing. Automated commercial insertion is a good example of a broadcast application. In this application, the commercials viewed during a television broadcast are actually being retrieved from a disk array. The disk-based approach replaces videotape systems, which are less reliable and more expensive to maintain.

     Broadcast and video service applications are some of the most demanding for disk storage and require very high data bandwidth to supply different video streams to multiple users. Further, there can be no interruptions in service, which causes dead-air time. Large storage capacity is also required to allow an adequate selection of content for viewing. Without disk arrays these applications would not be possible or, at best, would be relegated to the more expensive and less flexible videotape-based systems.

     In other video services markets, the applications may be different, but the use for RAID disk arrays is similar. For instance, in the hospitality industry, disk-based systems are used for movies-on-demand in hotels. Another emerging application is in-flight entertainment, in which in-flight video systems allow passengers to view movies, on demand, on screens located in seat backs. Education is also a growth area for disk-based video delivery systems. Whether for academic or corporate training, users can watch training videos on the desktop, at any time. In all these applications, Ciprico's disk array systems may be used to store the video content and deliver it for viewing in real-time.

CIPRICO STRATEGY

     Ciprico's goal is to expand its leadership position as a provider of high performance RAID-3 storage solutions to the visual computing market. The Company's strategy to achieve this goal incorporates the following elements.

     Provide Leading Edge Disk Array Solutions. Ciprico believes its future success is largely dependent upon its ability to offer leading edge disk array solutions. Ciprico was the first RAID-3 disk array manufacturer to achieve real-time playback of uncompressed video, the first to receive ISO 9001 certification, the first and only to receive Silicon Graphics' "Gold Seal Approval" and the first to introduce a RAID-3 Fibre Channel disk array. The Company uses engineering design teams that work cross-functionally with marketing managers, application engineers and customers to develop products and product enhancements that address not only the needs of the visual computing market, but also changing industry standards. Ciprico's engineers have extensive knowledge of data transfer interfaces which is reflected in the proprietary hardware, firmware and software incorporated into the Company's disk arrays. Ciprico believes its extensive disk array expertise, proprietary technology, and close customer and vendor relationships give the Company a competitive advantage in continuing to provide leading edge disk array solutions.

     Further Penetrate Targeted Market Segments. Ciprico has identified and targeted six market segments within the visual computing market that have significant storage requirements: film/video production, satellite telemetry, oil and gas exploration, medical imaging, digital prepress, and broadcast and video services. The Company has achieved significant penetration in the film/video production segment in which it is a leading supplier of high performance disk arrays. The Company's thorough knowledge of this segment and its relationship with Silicon Graphics, a leading provider of workstations to this market segment, have been instrumental to the Company's success in the film/video production segment of the market. To penetrate further all of the Company's identified market segments, the Company will continue to study and learn the unique user applications within each segment so product development can be appropriately directed. In addition, the Company will attempt to establish relationships with important software and hardware vendors servicing each segment so the Company's disk arrays can be part of a total visual computing solution offered to customers. The Company believes that the application-specific knowledge gained from these relationships will enable it to further penetrate its six targeted market segments.

     Expand Worldwide Sales Efforts. In anticipation of expected growth in Ciprico's targeted visual computing market segments, the Company expects to continue expanding its worldwide sales efforts. In addition, the Company intends to further expand its geographic presence through association with carefully selected VARs that have in-depth application knowledge and technical expertise in the Company's targeted market segments. Ciprico salespeople and value-added resellers ("VARs") draw upon the expertise of the Company's marketing managers and application engineers to further enhance the Company's sales efforts. The Company believes this approach provides the focus and knowledge that is needed to expand its disk array sales internationally and domestically.

     Offer Extensive Support Programs. Ciprico believes that in addition to providing high performance storage solutions for the visual computing market, it is also important to provide flexible service and support programs to its customers. The Company offers its customers a number of training programs and service plans to accommodate the varying degrees of support required by customers. In addition, Ciprico uses application engineers who have an in-depth knowledge of customer requirements and work closely with customers to achieve optimal disk array performance. Technical support is also available through the Company's toll-free help line, which has a 99% attainment record of the caller reaching a support technician on the first call.

PRODUCTS

     The Company introduced its first generation RAID-3 disk array product in 1990. Over the next six years, Ciprico introduced several new disk array products to meet the changing needs of its customers. The Company announced its newest product, the 7000 Fibre Channel Series disk array, in April 1996 and expects to commence shipments of this product in the fall of 1996. Ciprico now offers customers a choice of four different series of disk arrays depending on their needs. Prices for the Company's disk arrays generally range from $20,000 to $50,000 per disk array depending on the features selected by the customer. Applications may require one or several disk arrays.

     The Company designs, develops and manufactures all of its disk array products to operate within industry standards and at peak performance levels. The controller board, internal packaging, component integration and cabinet design are all results of Ciprico's engineering expertise. Disk drives and power supplies are mounted on easily removable shuttles which make swap outs simple. The table below summarizes the maximum interface transfer rate, storage capacity, features and benefits of each of Ciprico's RAID-3 disk arrays.

                          CIPRICO'S RAID-3 DISK ARRAYS

                        MAXIMUM           # OF DRIVES/
                       INTERFACE            STORAGE
     PRODUCT         TRANSFER RATE*        CAPACITY**           FEATURES            BENEFITS
6700 Series        20 MB/Sec.          - 5 or 9 drives     - SCSI-2            - No decrease in
                                       - 8 - 72 GB per       compatible          data transfer
                                         disk array        - Hot swap drives     rate performance
                                                             and power           with a failed
                                                             supplies            drive
                                                                               - Increased
                                                                                 performance and
                                                                                 capacity with
                                                                                 striping

6900 Series        40 MB/Sec.          - 9 drives          - SCSI-3 or Ultra-  - Provides
                                       - 16 - 72 GB per      SCSI compatible     real-time speeds
                                         disk array        - Hot swap drives     using a single
                                                             and power           disk array
                                                             supplies          - Bigger images,
                                                                                 higher density

7000 Series        100 MB/Sec.         - 9 drives          - Fibre Channel     - Supports
                                       - 16 - 72 GB per      interface           multiple
                                         disk array        - Supports both       uncompressed
                                                             point-to-point      video streams
                                                             and Arbitrated    - Delivers dozens
                                                             Loop                of compressed
                                                           - Fast/Wide SCSI-2    video streams
                                                             drives            - Supports 30
                                                           - Hot swap drives,    frames per
                                                             power supplies      second
                                                             and fans            operations at
                                                                                 very high
                                                                                 resolutions

Spectra Series     20 to 100 MB/Sec.   - 5 or 9 drives     - Customized 6700,  - Spectra 6900,
                                       - 8 - 72 GB per       6900 or 7000        attaining
                                         disk array          series for          real-time
                                                             Silicon Graphics    speeds, is
                                                             environments        unique in the
                                                             including           industry,
                                                             graphical user      packaged with
                                                             interface,          adapter board
                                                             drivers and         jointly
                                                             adapter board       developed by
                                                           - Gold Seal           Ciprico and
                                                             Approved by         Silicon Graphics
                                                             Silicon Graphics  - Thorough testing
                                                                                 by Silicon
                                                                                 Graphics assures
                                                                                 compatibility
                                                                                 with Silicon
                                                                                 Graphics systems

 * These are the maximum interface transfer rates theoretically attainable; however, sustained transfer rates are lower due to limitations of the SCSI software code.

** Ciprico intends to use higher capacity 9 GB disk drives as soon as they are available from the drive manufacturers, which will increase storage capacities from the current maximum, 34 GB, to 72 GB.

     6700 Series. The Company's 6700 Series disk arrays offer customers a sustained transfer rate of 19 MB per second. These disk arrays are compatible with SCSI-2 (an industry standard protocol that allows peripheral equipment to connect with the host computer). Storage capacity on the Company's disk arrays is limited only by the capacity of the disk drives themselves. With a continual program of disk drive qualification, the highest performing and highest quality disk drives are offered with the disk array. The 6700 Series disk arrays consist of five or nine drives and currently have storage capacities of 8 GB to 34 GB, which will increase to 72 GB when 9 GB disk drives are available. Ciprico's 6700 Series disk arrays offer several redundancy features, including hot swap drives, which allow replacement of a failed disk drive without any interruption in performance while the failed disk drive is being replaced at the convenience of the user. Hot swap power supplies are available to prevent interruption due to power supply failure.

     6900 Series. Ciprico's 6900 Series disk arrays use a new version of the SCSI peripheral interface standard, known as UltraSCSI, double-speed or Fast-20. While maintaining compatibility with SCSI-2, the UltraSCSI interface offers sustained transfer rates of 36 MB per second. Before the introduction of UltraSCSI, multiple disk arrays had to be striped together to increase transfer rates. With one 6900 Series UltraSCSI disk array, a user can retrieve 24-bit color, uncompressed video images at a real-time speed of 30 frames per second. The Company's 6900 Series offers customers eight data drives plus one redundant drive, which together provide a storage capacity of 16 GB to 34 GB, which will increase to 72 GB when 9 GB disk drives are available. The 6900 Series also includes several redundancy features, including hot swap drives and power supplies.

     7000 Fibre Channel Series. In April 1996, Ciprico announced its newest RAID disk array, the 7000 Series, the industry's first disk array to offer a host interface compatible with full speed Fibre Channel, the fastest interface currently available. The 7000 Series offers a sustained transfer rate of 76 MB per second. This disk array is capable of transferring uncompressed video images in real-time to preserve quality, or simultaneously transferring several dozen streams of compressed video images.

     Ciprico qualifies its 7000 Series disk arrays with popular host adapters for standard platforms to preserve compatibility with its customer's systems. As new computer platforms are introduced specifically for Fibre Channel, the Company intends to integrate the 7000 Series with platforms that deliver the highest performance possible to take advantage of full speed Fibre Channel which can offer maximum interface transfer rates of up to 100 MB per second. The 7000 Series is based on SCSI drive technology and consists of nine Fast/Wide SCSI drives, each connected to a dedicated channel. The storage capacities supported by the 7000 Series disk arrays range from 16 GB to 34 GB, which will increase to 72 GB when 9 GB disk drives are available. The total system storage capacity can grow to a terabyte with only fifteen arrays and a single host connection. The 7000 Series has hot swap disk drives, power supplies and fans.

     Spectra Series. Ciprico has developed, in cooperation with Silicon Graphics, the Spectra Series to work with Silicon Graphics platforms. The 6700, 6900 and 7000 Series of disk arrays may all be ordered as a Spectra package. Included in the Spectra package is a Ciprico disk array, an adapter for certain models, and a set of software utilities. These graphical user interface-based utilities were written by Ciprico to facilitate the installation and use of a Ciprico disk array with a Silicon Graphics platform. Before the Company developed these utilities, system administrators had to use complex system commands to configure peripherals, such as disk arrays. Ciprico's utilities provide an easy-to-use graphical interface using point-and-click commands that reduces the installation time. In addition, point-and-click commands are available to monitor the status of the disk array.

     Spectra disk arrays have received Silicon Graphics' "Gold Seal Approval," which signifies that the products have successfully undergone extensive testing by Silicon Graphics. Recently, the Company worked with Silicon Graphics to create an adapter card that allows Silicon Graphics' new Indigo(2) IMPACT workstation to connect to Ciprico's Spectra 6900 UltraSCSI disk array. The Company is not aware of any other company that can offer this capability on the Indigo(2) IMPACT.

     Controllers. Prior to 1994, the Company's sales were largely attributed to controller boards, peripheral input/output connectors for tape and disk drives. In the early 1990s, as the controller market weakened, the

Company transitioned its focus to the RAID-3 disk array markets. While the Company continues to sell controller boards, it expects such sales to represent a decreasing percentage of net sales.

MARKETING AND SALES

     The Company's strategy is one of application selling into the Company's identified segments of the visual computing market. This strategy requires that the Company's marketing and sales personnel have an in-depth knowledge of the various imaging applications and related data storage requirements of end users in the various segments. Based upon such understanding, the Company's product managers are responsible for developing a comprehensive marketing plan tailored to the needs of each market segment, including brochures, trade shows, advertising and direct mail. In addition, the Company relies on its experienced application engineers to support the Company's marketing and sales efforts.

     Typically, the Company's disk arrays are sold to OEMs for inclusion in their own computer systems and to systems integrators and VARs who in turn sell the disk arrays to end users. The initial sales process is complex, requiring interaction with several layers of the customer's organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the Company's typical sales cycle is three to nine months.

     As part of the Company's marketing and sales strategy, the Company has from time to time entered into relationships with companies, primarily hardware and software suppliers to the visual computing market, that Ciprico believes could play an important role in the successful marketing of the Company's products. For example, the Company has developed a strong relationship with Silicon Graphics, a leading manufacturer of computer platforms in the visual computing market. The Company's engineering department has worked closely with Silicon Graphics to understand and provide connectivity and performance solutions compatible with Silicon Graphics computer platforms. The result of these efforts is the Company's Spectra Series of disk arrays. In addition to such product development efforts, the Company's marketing department has engaged in joint promotions, trade shows and seminars with Silicon Graphics. Sales of products developed by the Company specifically designed for Silicon Graphics platforms accounted for approximately half of the Company's disk array sales during the past 18 months.

     The Company's products are sold through a combination of direct sales people, independent manufacturers' representatives, VARs and other distributors. Ciprico's direct sales organization, comprised of ten salespeople, coordinates the activities of the Company's manufacturers' representatives and distributors and actively participates with them in selling efforts. This enables the Company to establish strong direct ties with its customers and end users. The Company's North American sales locations are in Plymouth, Minnesota; Raleigh, North Carolina; Nashau, New Hampshire; Dallas, Texas; and Santa Clara, California. The Company has an international sales and service office in Newbury, England and a sales office in Singapore.

CUSTOMER SUPPORT

     The Company believes that its ability to provide prompt and reliable support is an important element in the marketing of its products. The Company employs expert application engineers and phone support specialists who provide technical application support to customers. To develop strong customer relationships, the application engineers work with potential customers to understand their applications and ensure that the disk arrays optimally address their requirements. Ciprico believes it has a competitive advantage with the added value it provides through its customer support programs.

     Ciprico offers several training and service programs including the Advantage Support Program and the Safety Net Spares Program. The Advantage Support Program is designed to offer the customer product support flexibility. Under this program, the customer can choose which spares it will rent for its disk array support. One Advantage Support Program contract can cover all of the different disk array configurations and locations a customer may have now or in the future. This program also offers training for service technicians, priority telephone support and parts repair and updates at no additional charge.

     With the Safety Net Spares Program, customers receive support for up to five disk arrays at one location. Critical spare parts are located at the customer's site on a consignment basis. Other spare parts are available upon request with next-day delivery. Under this program, the customer's technicians are provided with training, a training manual, service guide and a software diagnostic application. Telephone support specialists are also available through the Company's toll-free help line, which has a 99% attainment record of customers reaching a technical support specialist on the first call. International customers have critical and non-critical spare parts on location.

     The Company also provides a return-to-factory parts and labor warranty against defects in materials and workmanship covering a period from one to three years from the date of shipment to customers. Extended warranty and maintenance services are also offered to customers as the primary warranty expires. All repair work for the Company's products is presently done at the Company's Plymouth, Minnesota, manufacturing facility.

MANUFACTURING

     The Company typically assembles its products from components and prefabricated parts manufactured and supplied by others, such as controllers, cabinets, multiple disk drives, one or more power supplies and other miscellaneous parts. Certain of the items manufactured by others are made to the Company's specifications. The Company has established strategic relationships with certain of its suppliers to manage inventory in such a manner that the Company is better able to fulfill changing customer needs. For example, the Company receives disk drives on a consignment basis, which allows the Company to have access to the drives as needed without having to carry substantial amounts of inventory. The Company's principal suppliers are Anthem Electronics, Inc., Manufacturers' Services Limited and Fabrico, Inc. The Company is also ISO 9001 certified, an international quality standard.

     Assembly operations for the Company's products are performed in Plymouth, Minnesota. The sophisticated nature of the Company's products requires extensive testing by skilled personnel. The Company utilizes specialized testing equipment and maintains an internal test engineering group to provide this product support.

RESEARCH AND DEVELOPMENT

     The Company operates in an industry which is subject to rapid technological change. Its goals in research and development are to develop leading edge products that adhere to industry standards. The Company's ability to achieve this goal is largely dependent upon its ability to anticipate and respond to change. The Company uses engineering design teams that work cross-functionally with marketing managers, application engineers and customers to develop products and product enhancements. Computer input/output interface standards are maintained and an extensive disk drive qualification program is in place to monitor off-the-shelf disk drives to ensure the quality and performance of the disk drives integrated into the Company's disk arrays. As part of its development strategy, the Company actively seeks available, cooperative and co-development activities with industry leaders in the hardware, software and systems businesses, such as Silicon Graphics.

     Ciprico's research and development efforts have been successful as demonstrated by such accomplishments as offering the first RAID-3 disk array to achieve real-time playback of uncompressed video, and the first and only RAID-3 provider to receive Silicon Graphics' "Gold Seal Approval." In April 1996, the Company announced its newest product, which utilizes the new Fibre Channel interface. The Company has invested significant resources in the development of its Fibre Channel disk array and is the first manufacturer to introduce a disk array integrating this new interface. The Company expects to begin shipments of this new Fibre Channel product in the fall of 1996. The Company is one of 60 companies that are members of the Fibre Channel Association, which is committed to providing connectivity to standard computing platforms.

     Research and development expenses during the first six months of fiscal 1996 and during fiscal 1995 and 1994 were $1.1 million, $1.8 million and $1.7 million, respectively. All of the Company's research and development expenditures are expensed as incurred. As of March 31, 1996, the Company had 22 full-time employees engaged in research and development activities, 20 of whom are engineers.

COMPETITION

     The market for all levels of RAID disk arrays is highly competitive. The Company competes with disk array manufacturers, with manufacturers of proprietary, integrated computer systems and with systems integrators that market computer systems which contain general purpose RAID disk arrays. Such competitors often offer systems at lower prices than those offered by the Company and the Company must compete on the basis of product performance in specific applications. Many of these competitors have greater financial, manufacturing and marketing resources than those of the Company. The Company's ability to compete successfully depends upon its ability to continue to develop high performance products that obtain market acceptance and can be sold at increasingly competitive prices.

PROPRIETARY TECHNOLOGY AND TRADEMARKS

     The Company has no patents, and does not consider ownership of patents to be material to its business. The Company believes that the rapidly changing technology in the computer industry makes the Company's future success dependent more on the technical competence and creative skills of its personnel than on any patents it may be able to obtain. However, protection of the Company's proprietary hardware, firmware and software is very important to the Company. It relies upon trade secrecy and confidentiality agreements with its employees and customers, rather than on patent or copyright protection, to preserve its intellectual property rights.

     The Company has obtained federal registrations for the trademark Ciprico(R) and has filed a federal application to register the trademark Spectra 6000(TM).

EMPLOYEES

     At March 31, 1996, the Company had 86 full-time employees, of which 15 were engaged in manufacturing, 22 in engineering and research and development, 38 in sales, sales support and marketing and 11 in general management and administration. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

     Management believes that the future success of the Company will depend in part on its ability to attract and retain qualified technical, management and marketing personnel. Such experienced personnel are in great demand, and the Company must compete for their services with other firms which may be able to offer more favorable benefits.

FACILITIES

     The Company's administrative headquarters, manufacturing and research and development operations are located in one building in Plymouth, Minnesota, totaling approximately 32,000 square feet. The Company's rent and maintenance costs for this space are approximately $28,000 per month. The lease for this space expires in October 1997. The Company believes that its existing facilities and equipment are adequate for its current needs. The Company owns most of the equipment used in its operations. Such equipment consists primarily of manufacturing and test equipment, tools and fixtures.

LEGAL PROCEEDINGS

     The Company is not a party to nor is any of its property subject to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The Directors, executive officers and certain key employees of the Company are as follows:

             NAME                AGE                            POSITION
- ------------------------------   ---    --------------------------------------------------------
Robert H. Kill(1).............   49     Chairman of the Board, President and Chief Executive
                                        Officer
Cory J. Miller................   42     Vice President of Finance, Chief Financial Officer and
                                        Secretary
Stephen R. Hansen.............   44     Vice President of Operations and Development
Susan A. Leenerman............   42     Director of Marketing
Stuart A. Reile...............   55     Director of Sales for North America
Christopher Gerrard...........   44     Director of International Operations
Ronald B. Thomas(2)...........   52     Director
Gary L. Deaner(2).............   56     Director
Peyton Gannaway(1)............   56     Director
Donald H. Soukup(1)...........   56     Director
William N. Wray(2)............   68     Director

- ------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     All Directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. The Board of Directors has a Compensation Committee which provides recommendations concerning salaries and other compensation to be paid to executive officers of the Company and administers the Company's employee stock plans. The Board also has an Audit Committee which is responsible for reviewing the Company's audit process.

     Robert H. Kill has been President and Chief Executive Officer of the Company since March 1988, a Director since September 1987 and was elected Chairman of the Board in January 1996. Mr. Kill was Executive Vice President of the Company from September 1987 to March 1988, Secretary from September 1987 to July 1988 and from November 1989 to October 1993, and Vice President and General Manager from August 1986 to September 1987. Mr. Kill held several marketing and sales positions at Northern Telecom Inc. from 1979 to 1986, his last position being Vice President, Terminals Distribution.

     Cory J. Miller was elected Vice President of Finance and Chief Financial Officer in October 1992 and Secretary in October 1993. Mr. Miller served as the Company's Controller and Chief Financial Officer from December 1989 to October 1992 and as Controller from October 1987 to December 1989. Mr. Miller was Director of Finance at VTC Inc., a semiconductor manufacturer, from 1985 to 1987 prior to joining Ciprico.

     Stephen R. Hansen has been Vice President of Operations and Development since March 1996. Mr. Hansen served as Vice President of Engineering since joining the Company in 1989. From 1983 to 1989, Mr. Hansen was employed by Zycad Corporation in various engineering and product development management roles. Prior to his employment with Zycad, Mr. Hansen was with Control Data Corporation from 1974 to 1983.

     Susan A. Leenerman has served as Director of Marketing for the Company since 1992. She joined the Company as the Marketing Communications Manager in 1991. Prior to her positions with Ciprico, Ms. Leenerman was Market Development Manager at Tricord Systems, Inc., a personal computer server manufacturer, from 1989 to 1991. She also held several marketing management positions with Lee Data Corporation prior to 1989.

     Stuart A. Reile has been Director of Sales for North America for Ciprico since December 1992. He has been with the Company since April 1981, holding various positions in marketing and sales. Prior to his employment by the Company, Mr. Reile held technical and sales positions for companies including GE Computer Service, Tally Mannesman Corporation, Centronics, Electronic Marketing Specialists and Datum Computer Service, Inc.

     Christopher Gerrard has served as Director of International Operations of the Company since November 1992. He joined the Company in 1990 primarily to assist in the formation of the Company's European subsidiary. Prior to joining the Company, Mr. Gerrard held various senior positions with computer companies including Hitachi, Fujitsu and Control Data Corporation.

     Ronald B. Thomas has been a Director of the Company since its incorporation in February 1978 and served as its Chairman of the Board from March 1988 to January 1996. He has been a private investor since March 1988. Mr. Thomas served as President and Treasurer of the Company from February 1978 to March 1988 and was the sole proprietor of the Company's unincorporated predecessor.

     Gary L. Deaner was elected a Director of the Company in May 1995. Since January 1995, Mr. Deaner has been Vice President and General Manager, Lan Connect, a division of Digi International, Inc., a manufacturer of computer communications products. From August 1991 to January 1995 Mr. Deaner served as President of Arnet Corporation, then a subsidiary of Digi International, and from 1985 to 1991 he was Vice President of Marketing for Digi International.

     Peyton Gannaway was elected a Director of the Company in January 1996. Mr. Gannaway was President, Chief Operating Officer and a director of Anthem Electronics from 1984 until his retirement in 1994. Prior to that time, Mr. Gannaway was Vice President and Senior Vice President of Anthem from 1975 to 1984. Mr. Gannaway is a director of Aptos Semiconductor Corporation, a semiconductor manufacturer.

     Donald H. Soukup became a Director of the Company in March 1982. Mr. Soukup has been an independent venture capitalist for more than five years. Mr. Soukup is also a director of MinnTech Corporation, a medical device company, and several privately held companies.

     William N. Wray has been a Director of the Company since July 1993. Prior to his retirement in 1988, Mr. Wray held various management positions at Honeywell, Inc., the most recent being Executive Vice President of Honeywell Information Systems (from 1985 to 1989) and Executive Vice President of Corporate Marketing (from 1987 to 1988). Mr. Wray is currently employed by Honeywell Consultants, Ltd., an organization comprised of retired Honeywell executives who are now involved in civic and nonprofit organizations.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of March 31, 1996, and as adjusted to reflect the sale of the shares offered hereby, certain information regarding beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each Director of the Company, (iii) each executive officer and (iv) all executive officers and Directors of the Company as a group.

                                                     SHARES BENEFICIALLY
                                                            OWNED                 SHARES BENEFICIALLY
                                                    PRIOR TO OFFERING(1)        OWNED AFTER OFFERING(1)
                                                   -----------------------      -----------------------
            NAME OF BENEFICIAL OWNER                NUMBER         PERCENT              PERCENT
- ------------------------------------------------   ---------       -------      -----------------------
Robert H. Kill(2)...............................      74,076          2.1%                 1.5%
Ronald B. Thomas(3).............................      43,270          1.2%            *
Cory J. Miller(4)...............................      15,600         *                *
Gary L. Deaner(5)...............................       4,500         *                *
Peyton Gannaway.................................           0         *                *
Donald H. Soukup(3).............................      47,250          1.3%            *
William N. Wray(5)..............................      15,000         *                *
Perkins Capital Management, Inc.(6).............   1,395,975         40.0%                28.0%
All executive officers and Directors as a group
  (7 persons)(7)................................     199,696          5.5%                 3.9%

- ------------
 *  Less than one percent.

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of March 31, 1996, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. For purposes of calculating the percent of class owned after this offering, it was assumed that the officers, Directors and principal shareholders will not be purchasing shares in this offering. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite his name.

(2) Includes 45,000 shares purchasable upon exercise of currently exercisable options.

(3) Includes 30,000 shares purchasable upon exercise of currently exercisable options.

(4) Includes 8,400 shares purchasable upon exercise of currently exercisable options.

(5) Represents shares purchasable upon exercise of currently exercisable options.

(6) Perkins has indicated that as of March 31, 1996 it beneficially owns 1,395,975 shares, that it has no voting power as to 991,350 of such shares, has sole voting power as to the remainder, and has sole dispositive power over all of such shares. The address of Perkins is 708 East Lake Street, Wayzata, MN 55391.

(7) Includes 132,900 shares purchasable upon exercise of currently exercisable options.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 10,000,000 shares of capital stock, $0.01 per share par value, of which 9,000,000 shares are Common Stock and 1,000,000 shares are Preferred Stock.

COMMON STOCK

     As of March 31, 1996, the Company had 3,487,525 shares of Common Stock issued and outstanding. The holders of the Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and
(iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and nonassessable.

     The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

PREFERRED STOCK

     No shares of Preferred Stock are currently outstanding. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the Preferred Stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

STATE LAW PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to the Company's Common Stock is Norwest Bank Minnesota, N.A.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation, as amended, limits the liability of Directors in their capacity as Directors of the Company or its shareholders to the full extent permitted by Delaware law. The Certificate of Incorporation provides that a Director shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a Director, except (i) for any breach of the Director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividends, stock repurchases and other distributions made in violation of Delaware law or for violations of the Delaware securities laws, (iv) for any transaction from which the Director derived an improper personal benefit or (v) for any act or omission occurring prior to the effective date of the provision in the Company's Certificate of Incorporation, as amended, limiting such liability. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit the liability of the Directors for violations of, or relieve them from the necessity of complying with federal securities laws.

     The Certificate of Incorporation of the Company, as amended, also provides that the Company will exercise, to the extent permitted by law, its power of indemnification, and that the foregoing right of indemnification shall not be exclusive of other rights to which a person shall be entitled as a matter of law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ---------------------------------------------------------------------------------   ---------
Needham & Company, Inc...........................................................
Dain Bosworth Incorporated.......................................................

                                                                                    ---------
     Total.......................................................................   1,500,000
                                                                                    =========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain other dealers (who
may include the Underwriters). After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted the Underwriters a 30-day option to purchase up to an additional 225,000 shares solely to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriters as shown in the above table bears to the total shown.

     In connection with this offering, certain of the Underwriters and selling group members may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by passive market makers on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company's officers and directors have agreed that, without the prior written consent of Needham & Company, Inc., they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for 180 days after the date of this Prospectus. The Company has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, other than the shares of Common Stock being offered hereby, for a period of 180 days after the date of this Prospectus without the prior written consent of Needham & Company, Inc., provided that the Company may issue securities pursuant to its stock option plans and upon the exercise of outstanding options.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A., 1100 International Centre, 900 Second Avenue South, Minneapolis, Minnesota 55402. Certain legal matters for the Underwriters will be passed upon by Faegre & Benson LLP, 2200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

                                    EXPERTS

     The consolidated financial statements of Ciprico as of September 30, 1994 and 1995 and for each of the years in the three-year period ended September 30, 1995, included herein and elsewhere in the Registration Statement, have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy or information statements and other information with the Commission. Such reports, proxy or information statements and other information, as well as the Registration Statement of which this Prospectus is a part and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1995 and (2) the Company's interim reports on Form 10-QSB for the fiscal quarters ended December 31, 1995 and March 31, 1996. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer of the Company, 2800 Campus Drive, Suite 60, Plymouth, Minnesota 55441, Telephone: (612) 551-4000.

                         CIPRICO INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX

                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report..........................................................   F-2
Financial Statements:
  Consolidated Balance Sheets as of September 30, 1994 and 1995, and
     March 31, 1996 (Unaudited).......................................................   F-3
  Consolidated Statements of Operations:
     Years Ended September 30, 1993, 1994, and 1995, and Six Months
       Ended March 31, 1995 and 1996 (Unaudited)......................................   F-4
  Consolidated Statements of Stockholders' Equity:
     Years Ended September 30, 1993, 1994, and 1995, and Six Months
       Ended March 31, 1996 (Unaudited)...............................................   F-5
  Consolidated Statements of Cash Flows:
     Years Ended September 30, 1993, 1994, and 1995, and Six Months
       Ended March 31, 1995 and 1996 (Unaudited)......................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CIPRICO INC.:

     We have audited the accompanying consolidated balance sheets of Ciprico Inc. and subsidiaries as of September 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ciprico Inc. and subsidiaries as of September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                  KPMG Peat Marwick LLP

Minneapolis, Minnesota
November 3, 1995, except as to note 6(b) which is as of March 27, 1996

                         CIPRICO INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                          SEPTEMBER 30,          MARCH 31,
                                                                    -------------------------   -----------
                                                                       1994          1995           1996
                                                                    -----------   -----------   -----------
                                                                                                (UNAUDITED)
                                                  ASSETS
Current assets:
  Cash and cash equivalents........................................ $ 2,176,125   $ 3,425,471   $ 6,041,025
  Marketable securities............................................   1,300,412     1,267,482            --
  Trade accounts receivable, less allowance for doubtful accounts of $249,000 in 1994, $180,000 in 1995 and $285,000 at March 31,
    1996...........................................................   2,335,847     3,227,535     3,467,836
  Related party receivable.........................................     106,737            --            --
  Other receivables................................................      14,335        87,751        47,256
                                                                    -----------   -----------   -----------
    Total accounts receivable......................................   2,456,919     3,315,286     3,515,092
  Inventories:
    Finished goods.................................................     459,026       949,044       962,292
    Work-in-process................................................     261,097       231,622       714,563
    Raw materials..................................................     423,521       397,172       775,609
                                                                    -----------   -----------   -----------
    Total inventories..............................................   1,143,644     1,577,838     2,452,464
  Deferred income taxes............................................          --            --       308,000
  Other current assets.............................................     161,990       115,490       140,389
                                                                    -----------   -----------   -----------
    Total current assets...........................................   7,239,090     9,701,567    12,456,970
  Furniture and equipment, at cost:
    Furniture and fixtures.........................................     316,890       332,418       332,811
    Equipment......................................................   4,520,663     4,665,683     5,338,055
                                                                    -----------   -----------   -----------
                                                                      4,837,553     4,998,101     5,670,866
    Less accumulated depreciation..................................  (3,495,258)   (3,785,667)   (4,171,873)
                                                                    -----------   -----------   -----------
    Net furniture and equipment....................................   1,342,295     1,212,434     1,498,993
  Other assets.....................................................       1,835         6,066         7,840
                                                                    -----------   -----------   -----------
    Total assets................................................... $ 8,583,220   $10,920,067   $13,963,803
                                                                    ===========   ===========   ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of obligations under capital leases......... $    20,880   $    27,330   $    28,976
  Accounts payable.................................................   1,480,645     2,346,639     2,817,254
  Accrued compensation.............................................     228,754       354,611       424,157
  Warranty accrual.................................................      53,000        65,000       292,880
  Income taxes payable.............................................      72,991        76,454       530,285
  Other accrued expenses...........................................      82,822       169,297       169,311
  Deferred revenue.................................................      56,202        89,548       167,913
                                                                    -----------   -----------   -----------
    Total current liabilities......................................   1,995,294     3,128,879     4,430,776
  Long-term installments of obligations under capital leases.......      48,140        40,102        22,399
  Deferred rent....................................................      66,264        54,822        42,646
                                                                    -----------   -----------   -----------
    Total liabilities..............................................   2,109,698     3,223,803     4,495,821
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares authorized;
    none issued and outstanding....................................          --            --            --
  Common stock, $0.01 par value; 9,000,000 shares authorized;
    issued and outstanding 3,099,924 shares in 1994, 3,398,919
    shares in 1995 and 3,487,525 shares at March 31, 1996..........      30,999        33,989        34,875
  Additional paid-in capital.......................................   5,857,638     6,621,704     6,842,553
  Retained earnings................................................     601,432       997,509     2,612,383
  Unrealized gain on marketable securities.........................          --        60,400            --
  Accumulated translation adjustments..............................     (16,547)      (17,338)      (21,829)
                                                                    -----------   -----------   -----------
    Total stockholders' equity.....................................   6,473,522     7,696,264     9,467,982
                                                                    -----------   -----------   -----------
  Commitments (note 11)............................................
    Total liabilities and stockholders' equity..................... $ 8,583,220   $10,920,067   $13,963,803
                                                                    ===========   ===========   ===========

        The accompanying Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

                         CIPRICO INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                          YEARS ENDED SEPTEMBER 30,            SIX MONTHS ENDED MARCH 31,
                                  -----------------------------------------    -------------------------
                                     1993           1994           1995           1995          1996
                                  -----------    -----------    -----------    ----------    -----------
                                                                                      (UNAUDITED)
Net sales......................   $ 9,213,626    $13,120,610    $15,966,203    $6,775,835    $12,782,879
Cost of sales..................     4,609,314      6,847,643      8,498,374     3,667,349      6,707,711
                                  -----------    -----------    -----------    -----------    ----------
  Gross profit.................     4,604,312      6,272,967      7,467,829     3,108,486      6,075,168
Sales and marketing expenses...     3,592,686      3,693,255      4,129,493     1,806,615      2,328,483
General and administrative
 expenses......................     1,386,675      1,307,632      1,432,373       656,531      1,088,403
Research and development
 expenses......................     1,651,277      1,693,619      1,799,547       809,094      1,116,102
                                  -----------    -----------    -----------    -----------    ----------
Earnings (loss) from
  operations...................    (2,026,326)      (421,539)       106,416      (163,754)     1,542,180
Other income (expense):
  Interest expense.............           (10)        (5,736)        (7,101)       (3,437)        (4,249)
  Interest and dividend
     income....................       206,298        156,542        203,309        93,566        126,479
  Royalty income...............       173,950        122,200         91,950        62,950         49,000
  Gain (loss) on investments...       (45,221)      (148,920)         4,093            --         60,424
  Gain (loss) on sale of fixed
   assets......................       (79,970)         1,030         27,476           217         (1,419)
  Other, net...................        17,188         (3,200)        (2,066)       (7,173)         2,459
                                  -----------    -----------    -----------    -----------    ----------
                                      272,235        121,916        317,661       146,123        232,694
Earnings (loss) before income
 taxes.........................    (1,754,091)      (299,623)       424,077       (17,631)     1,774,874
Income tax expense.............        24,000         21,000         28,000         9,000        160,000
                                  -----------    -----------    -----------    -----------    ----------
Net earnings (loss)............   $(1,778,091)   $  (320,623)   $   396,077    $  (26,631)   $ 1,614,874
                                  ===========    ===========    ===========    ===========    ==========
Earnings (loss) per common
 share.........................   $     (0.58)   $     (0.10)   $      0.12    $    (0.01)   $      0.43
                                  ===========    ===========    ===========    ===========    ==========
Weighted average number of
 common and common equivalent
 shares outstanding............     3,067,884      3,093,872      3,394,079     3,164,270      3,775,938

        The accompanying Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

                         CIPRICO INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED SEPTEMBER 30, 1993, 1994, 1995 AND
                  SIX MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                                UNREALIZED
                                                                                                 GAIN ON
                                                 COMMON STOCK                    ACCUMULATED    SECURITIES
                                                AND ADDITIONAL      RETAINED     TRANSLATION    AVAILABLE
                                   SHARES      PAID-IN CAPITAL      EARNINGS     ADJUSTMENTS     FOR SALE       TOTAL
                                  ---------    ----------------    ----------    -----------    ----------    ----------
Balance, September 30, 1992.....  3,058,224       $5,806,219       $2,700,146     $    (435)     $     --     $8,505,930
  Stock issued in connection
   with exercise of employee
   stock options................     23,403           44,186               --            --            --         44,186
  Net loss......................         --               --       (1,778,091)           --            --     (1,778,091)
  Foreign currency adjustment...         --               --               --       (12,538)           --        (12,538)
                                  ---------       ----------       ----------      --------      --------     ----------
Balance, September 30, 1993.....  3,081,627        5,850,405          922,055       (12,973)           --      6,759,487
  Stock issued in connection
   with exercise of employee
   stock options................     18,297           38,232               --            --            --         38,232
  Net loss......................         --               --         (320,623)           --            --       (320,623)
  Foreign currency adjustment...         --               --               --        (3,574)           --         (3,574)
                                  ---------       ----------       ----------      --------      --------     ----------
Balance, September 30, 1994.....  3,099,924        5,888,637          601,432       (16,547)           --      6,473,522
  Stock issued in connection
   with exercise of employee
   stock options................    297,416          702,588               --            --            --        702,588
  Restricted stock issued.......      1,579            5,002               --            --            --          5,002
  Net earnings..................         --               --          396,077            --            --        396,077
  Foreign currency adjustment...         --               --               --          (791)           --           (791)
  Excess of fair value over
   option price for stock
   options exercised............         --           59,466               --            --            --         59,466
  Change in unrealized gain on
   securities available for
   sale.........................         --               --               --            --        60,400         60,400
                                  ---------       ----------       ----------      --------      --------     ----------
Balance, September 30, 1995.....  3,398,919        6,655,693          997,509       (17,338)       60,400      7,696,264
  Stock issued in connection
   with exercise of employee
   stock options (unaudited)....     88,664          222,516               --            --            --        222,516
  Net earnings (unaudited)......         --               --        1,614,874            --            --      1,614,874
  Foreign currency adjustment
   (unaudited)..................         --               --               --        (4,491)           --         (4,491)
  Change in unrealized gain on
   securities available for sale
   (unaudited)..................         --               --               --            --       (60,400)       (60,400)
  Fractional shares, related to
   stock split (unaudited)......        (58)            (781)              --            --            --           (781)
                                  ---------       ----------       ----------      --------      --------     ----------
Balance, March 31, 1996
 (unaudited)....................  3,487,525       $6,877,428       $2,612,383     $ (21,829)     $     --     $9,467,982
                                  =========       ==========       ==========      ========      ========     ==========

        The accompanying Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

                         CIPRICO INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    YEARS ENDED SEPTEMBER 30,          SIX MONTHS ENDED MARCH 31,
                                              --------------------------------------  ----------------------------
                                                 1993          1994          1995         1995         1996
                                              -----------   -----------   ----------   ----------   -----------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).......................  $(1,778,091)  $  (320,623)  $  396,077   $  (26,631)  $ 1,614,874
  Adjustments to reconcile net earnings
   (loss) to net cash provided by operating
   activities:
    Depreciation and amortization...........      724,852       690,969      712,476      361,089       439,268
    Provision for inventory obsolescence....      195,000       142,418      307,380       90,500       223,221
    Provision for warranty expense..........           --            --       12,000           --       285,000
    Provision for bad debt expense..........       38,000        63,303       36,029        4,000       100,517
    Deferred income taxes...................           --            --           --           --      (308,000)
    (Gain) loss on retirement of furniture
     and equipment..........................       79,970        (1,030)     (27,476)        (217)        1,658
    Gain on sale of marketable securities...           --        (1,103)      (4,093)          --       (60,424)
    Security valuation adjustment to market
     value..................................       45,221       192,779           --           --            --
    Excess of fair value over option price
     for stock options exercised............           --            --       59,466           --            --
  Changes in operating assets and
 liabilities:
    Accounts receivable.....................      662,943    (1,077,421)    (894,396)     974,703      (300,323)
    Inventories.............................       83,440        50,795     (741,574)    (318,802)   (1,097,847)
    Other current assets....................        9,731       (43,493)      46,500       31,432       (24,899)
    Accounts payable........................       39,025       812,916      865,994     (566,201)      470,615
    Accrued expenses........................      (17,341)       14,709      212,332     (146,325)       12,440
    Income taxes payable....................      (31,707)       (4,029)       3,463        3,299       453,831
    Deferred revenue........................           --        56,202       33,346       21,902        78,365
    Deferred rent...........................       19,541       (10,151)     (11,442)      (5,721)      (12,176)
    Other, net..............................      (14,628)       (1,514)        (790)       1,176        (5,272)
                                              -----------   -----------   ----------   -----------   ----------
      Net cash flows provided by operating
       activities...........................       55,956       564,727    1,005,292      424,204     1,870,848
                                              -----------   -----------   ----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Furniture and equipment purchases.........     (718,738)     (611,997)    (682,616)    (344,779)     (728,365)
  Proceeds from sale of furniture and
   equipment................................       28,854       100,569      146,145       41,871           880
  Decrease in restricted cash...............           --       450,000           --           --            --
  Other assets, net.........................        9,782         1,706       (4,231)        (440)       (1,774)
  Investment in marketable securities.......      (25,348)     (288,412)          --           --            --
  Proceeds from sale of marketable
   securities...............................       95,000       107,000       97,422           --     1,267,506
                                              -----------   -----------   ----------   -----------   ----------
      Net cash flows provided by (used in)
       investing activities.................     (610,450)     (241,134)    (443,280)    (303,348)      538,247
                                              -----------   -----------   ----------   -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital lease
   obligations..............................       (4,585)      (11,575)     (20,256)      (8,786)      (16,057)
  Proceeds from issuance of common stock....       44,186        38,232      707,590      285,790       222,516
                                              -----------   -----------   ----------   -----------   ----------
      Net cash flows provided by financing
       activities...........................       39,601        26,657      687,334      277,004       206,459
                                              -----------   -----------   ----------   -----------   ----------
Net increase (decrease) in cash and cash
  equivalents...............................     (514,893)      350,250    1,249,346      397,860     2,615,554
Cash and cash equivalents at beginning of
 period.....................................    2,340,768     1,825,875    2,176,125    2,176,125     3,425,471
                                              -----------   -----------   ----------   -----------   ----------
Cash and cash equivalents at end of
 period.....................................  $ 1,825,875   $ 2,176,125   $3,425,471   $2,573,985   $ 6,041,025
                                              ===========   ===========   ==========   ===========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid during the period for:
    Interest................................  $        10   $     5,736   $    7,101   $    3,811   $     4,249
    Income taxes............................  $    55,707   $    25,029   $   24,537   $    3,777   $    13,044
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING
 ACTIVITY:
  During fiscal 1993, 1994 and 1995, the
   Company entered into capital leases for
   equipment and incurred obligations of
   $37,078, $59,480 and $68,208,
   respectively.

        The accompanying Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

                         CIPRICO INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1993, 1994 AND 1995

         (Information as of March 31, 1996 and for the Six Months Ended
                     March 31, 1995 and 1996 is Unaudited.)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business:

     The principal business activity of Ciprico Inc. and subsidiaries (the Company) is the design, manufacture, marketing and service of disk array solutions for use in high performance computer systems for the visual computing markets.

     Unaudited Interim Information:

     The accompanying unaudited consolidated financial statements as of March 31, 1996 and for the six months ended March 31, 1995 and 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Results for the interim periods are not necessarily indicative of the results for an entire year.

     Consolidation:

     The accompanying consolidated financial statements include the accounts of Ciprico Inc. and its wholly owned subsidiaries, Ciprico International Limited and Ciprico FSC, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated.

     Revenue Recognition:

     Revenue is recognized upon shipment of products. Revenue from extended warranty and maintenance agreements are recognized on the straight-line basis over the term of the agreement.

     Product Warranty Costs:

     Estimated future warranty costs are provided at the time of revenue recognition.

     Royalty Income:

     Royalties are recognized when payment is received.

     Statements of Cash Flows:

     For purposes of reporting cash flows, all temporary cash investments having initial maturities of three months or less are considered cash equivalents.

     Marketable Securities:

     Marketable securities at September 30, 1994 and 1995 consist of mutual funds investing in mortgage backed debt securities. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115) at September 30, 1994. Under SFAS No. 115, the Company's marketable securities are classified as available-for-sale and recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from operations and are reported as a separate component of stockholders' equity until realized. A decline in the market value of any available-for-sale security that is below cost and deemed other than temporary, results in a charge to operations and the establishment of a new cost basis for the security.

     Prior to adoption of SFAS No. 115, unrealized losses resulted in a charge to operating results. Adoption of this statement did not impact the Company's financial position or results of operation for the fiscal year

                         CIPRICO INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ended September 30, 1994. The previously recorded decline in the fair value of the Company's investments has been deemed other than temporary.

     Inventories:

     Inventories are stated at the lower of cost or replacement market. Cost is determined using the first-in, first-out (FIFO) method. Inventory costs include outside assembly charges, allocated manufacturing overhead and direct material costs. The allocated overhead component totaled $30,000 in 1994 and $58,810 in 1995.

     Furniture and Equipment:

     Furniture and equipment is carried at cost, less accumulated depreciation. Depreciation is provided using the straight line method over estimated useful lives of three to seven years. Major replacements and improvements are capitalized; repairs and maintenance are expensed as incurred.

     Income Taxes:

     Deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes. The Company's method of accounting for income taxes conforms with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"(SFAS No. 109).

     Research and Development Costs:

     Research and development costs are charged to expense as incurred.

     Foreign Currency:

     The financial statements of Ciprico International Limited have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS No.
52). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at the year-end exchange rate, while income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are reflected as a separate component of stockholders' equity.

     Reclassification:

     Certain 1994 amounts have been reclassified to conform to the 1995 presentation.

2.  MARKETABLE SECURITIES

     The cost, gross unrealized gain, and fair market value from the sale of available-for-sale securities were as follows:

                                                                             SEPTEMBER 30,
                                                                        ------------------------
                                                                           1994          1995
                                                                        ----------    ----------
Cost.................................................................   $1,300,412    $1,207,082
Gross unrealized gain................................................           --        60,400
Fair value...........................................................    1,300,412     1,267,482

     Proceeds from the sale of marketable securities in 1993, 1994 and 1995 and for the first six months of fiscal 1995 and 1996 were $95,000, $107,000, $97,422, $0 and $1,267,506, respectively. Net realized gains included in income in 1993, 1994, 1995 and for the first six months of fiscal 1995 and 1996 were $0, $1,103, $4,093, $0 and $60,424, respectively.

                         CIPRICO INC. AND SUBSIDIARIES

3.  OTHER ACCRUED EXPENSES

     Other accrued expenses consist of the following:

                                                                     SEPTEMBER 30,        MARCH 31,
                                                                  -------------------    --------
                                                                   1994        1995        1996
                                                                  -------    --------    --------
                                                                                         (UNAUDITED)
Marketing expenses.............................................   $    --    $ 64,220    $ 48,475
Commission expense.............................................    24,832      39,044      36,452
Employee benefits..............................................    26,952      21,895      70,254
Professional fees..............................................    12,000      21,194       6,416
Payroll taxes..................................................    12,653      17,443       3,714
Miscellaneous, other...........................................     6,385       5,501       4,000
                                                                  -------    --------    --------
  Total........................................................   $82,822    $169,297    $169,311
                                                                  =======    ========    ========

4.  INCOME TAXES

     Effective for the year ended September 30, 1993, the Company adopted SFAS No. 109. The provisions for income tax expense consist of:

                                                                 YEARS ENDED SEPTEMBER 30,
                                                            -----------------------------------
                                                             1993          1994          1995
                                                            -------       -------       -------
Current:
  Federal.............................................      $    --       $    --       $ 5,000
  State...............................................        5,000            --         5,000
  Foreign.............................................       19,000        21,000        18,000
                                                            -------       -------       -------
     Total current....................................       24,000        21,000        28,000
                                                            -------       -------       -------
Deferred..............................................           --            --            --
                                                            -------       -------       -------
     Total............................................      $24,000       $21,000       $28,000
                                                            =======       =======       =======

     The actual tax expense differs from the expected tax expense computed by applying the U.S. federal corporate rate to earnings (loss) before income taxes as follows:

                                                              YEARS ENDED SEPTEMBER 30,
                                                      -----------------------------------------
                                                        1993            1994            1995
                                                      ---------       ---------       ---------
Computed expected tax expense (benefit).........      $(596,400)      $(101,900)      $ 148,100
State taxes, net of federal income tax effect...          3,300              --           3,700
Limitation of net operating loss
  carryforwards.................................        616,300         119,800              --
Change in valuation allowance...................             --              --        (130,100)
Other, net......................................            800           3,100           6,300
                                                      ---------       ---------       ---------
     Actual tax expense.........................      $  24,000       $  21,000       $  28,000
                                                      =========       =========       =========

                         CIPRICO INC. AND SUBSIDIARIES

4.  INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) are as follows:

                                                                          SEPTEMBER 30,
                                                                   ---------------------------
                                                                      1994             1995
                                                                   -----------       ---------
U.S. and State net operating loss and tax credit
  carryforward...............................................      $   932,500       $ 657,000
Reserve for inventory obsolescence...........................           55,500          79,600
Depreciation.................................................          (64,700)        (22,000)
Marketable securities........................................               --          85,100
Allowance for doubtful accounts..............................           92,100          66,600
Accrued vacation pay.........................................           52,900          64,800
Warranty accrual.............................................           19,600          24,100
Other........................................................            7,400          10,000
                                                                   -----------       ---------
  Total gross deferred tax asset.............................        1,095,300         965,200
Valuation allowance..........................................       (1,095,300)       (965,200)
                                                                   -----------       ---------
  Net deferred tax asset (liability).........................      $        --       $      --
                                                                   ===========       =========

     The Company has net operating loss carryforwards at September 30, 1995, for income tax purposes of approximately $1,700,000 and tax credit carryforwards of $30,000. If not used, these carryforwards will begin to expire in 2002.

5.  EARNINGS (LOSS) PER COMMON SHARE

     For the years ended September 30, 1993 and 1994 and for the first six months of fiscal 1995, loss per common share was computed using the weighted average number of common shares outstanding. Stock options were excluded due to their antidilutive effect. For the year ended September 30, 1995 and for the first six months of fiscal 1996, earnings per common share were computed using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options.

6.  CAPITAL STOCK

     (a) Stock Options

     The Company has four stock option plans under which the officers, directors and employees have been or may be granted incentive and nonqualified stock options to purchase the Company's common stock at fair market value on the date of grant. The options become exercisable over varying periods and expire up to 10 years from date of grant.

     Summarized information at September 30, 1995, regarding stock option plans is as follows:

                                                                   PLAN YEARS
                                       ------------------------------------------------------------------
                                          1983          1986          1992          1994         TOTAL
                                       ----------    ----------    ----------    ----------    ----------
Total reserved for under the plan...      300,000       450,000       225,000       375,000     1,350,000
Exercised...........................       96,195       203,434        60,677        38,297       398,603
Outstanding.........................      117,750        23,438       114,651       323,208       579,047
Exercisable.........................       65,250        23,062        87,735        38,438       214,485
Exercise price......................   $2.09-2.92    $2.00-2.17    $2.39-3.97    $2.72-4.42    $2.00-4.42
Available for grant.................           --            --        49,672        13,496        63,168

                         CIPRICO INC. AND SUBSIDIARIES

6.  CAPITAL STOCK (CONTINUED)
     Summarized information at March 31, 1996, regarding stock option plans is as follows:

                                                           PLAN YEARS (UNAUDITED)
                                    ---------------------------------------------------------------------
                                       1983          1986          1992           1994           TOTAL
                                    ----------    ----------    -----------    -----------    -----------
Total reserved for under the
  plan...........................      300,000       450,000        375,000        750,000      1,875,000
Exercised........................      131,333       224,434         72,761         59,084        487,612
Outstanding......................       82,613         2,438        155,067        356,421        596,539
Exercisable......................      131,333       224,435         73,136         57,293        486,197
Exercise price...................   $2.00-2.92    $2.00-2.25    $2.08-11.75    $2.68-12.68    $2.00-12.68
Available for grant..............           --            --        147,173        337,835        485,008

     (b) Stock Split

     On March 27, 1996, the Company declared a three-for-two stock split which was distributed on April 12, 1996. Share and per share data for all periods presented have been restated to reflect the stock split.

7.  401(K) PLAN

     The Company participates in a 401(k) savings plan covering substantially all of its employees. Minimum contributions to the plan by the Company are 50 percent of the first 2 percent of participants' salaries. The Company's contributions to this plan in 1993, 1994 and 1995 were $24,261, $27,881 and $29,854, respectively.

8.  RELATED PARTY TRANSACTIONS

     In 1994, the Company cancelled its distributor and international sales representative agreements with Diamond Point International, Inc. (DPI), a company owned by a former director of the Company. Total sales to DPI under the distributor agreement for the years ended September 30, 1993, 1994 and 1995 were $230,538, $100,940 and $0, respectively. Trade accounts receivable relating to these sales as of September 30, 1993, 1994 and 1995, were $160,867, $106,737 and
$0, respectively. Commission expense under the sales representative agreement in 1993 and 1994 totaled $3,407 and $19,680 respectively. There were no outstanding commissions payable as of September 30, 1993, 1994 and 1995.

9.  NET SALES

     The consolidated statements of operations included net sales to significant customers as follows:

                                               FISCAL YEAR ENDED SEPTEMBER           SIX MONTHS ENDED
                                                           30,                           MARCH 31,
                                              ------------------------------         -----------------
                                              1993         1994         1995         1995         1996
                                              ----         ----         ----         ----         ----
                                                                                        (UNAUDITED)
Customer A.................................   11.8%        13.7%         8.6%         8.4%         2.0%
Customer B.................................   12.9          3.0           --           --           --
Customer C.................................   10.4          1.6           --           --           --
Customer D.................................     --           --          7.8           --         16.7
Customer E.................................     --           --          0.9           --         13.9
Customer F.................................     --           --          3.8          2.5          8.4
Customer G.................................     --           --          6.4          6.3          1.6
                                              ----         ----         ----         ----         ----
  Total....................................   35.1%        18.3%        27.5%        17.2%        42.6%
                                              ====         ====         ====         ====         ====

                         CIPRICO INC. AND SUBSIDIARIES

10.  FINANCIAL INFORMATION BY GEOGRAPHIC AREA (UNAUDITED)

     The Company's net sales, earnings (loss) from operations and total assets summarized by geographic area is as follows:

                                                                                SIX MONTHS ENDED
                                          YEARS ENDED SEPTEMBER 30,                 MARCH 31,
                                   ---------------------------------------   ------------------------
                                      1993          1994          1995          1995         1996
                                   -----------   -----------   -----------   ----------   -----------
Net Sales
  North America................... $ 8,023,853   $10,306,793   $10,341,928   $4,678,650   $ 7,965,846
  UK Subsidiary...................     870,021     1,622,584     2,781,651    1,146,823     1,054,281
  Other foreign...................     319,752     1,191,233     2,842,624      950,362     3,762,752
                                   -----------   -----------   -----------   ----------   -----------
     Total........................ $ 9,213,626   $13,120,610   $15,966,203   $6,775,835   $12,782,879
                                   ===========   ===========   ===========   ==========   ===========
Earnings (Loss) From Operations
  North America and other
     foreign...................... $(1,874,645)  $  (498,869)  $  (499,231)    (384,602)  $ 1,396,114
  UK Subsidiary...................    (151,681)       77,330       605,647      220,848       146,066
                                   -----------   -----------   -----------   ----------   -----------
     Total........................ $(2,026,326)  $  (421,539)  $   106,416   $ (163,754)  $ 1,542,180
                                   ===========   ===========   ===========   ==========   ===========

                                                           SEPTEMBER 30,                 MARCH 31,
                                              ---------------------------------------   -----------
                                                 1993          1994          1995          1996
                                              -----------   -----------   -----------   -----------
Total Assets
  North America.............................. $ 7,884,353   $ 8,400,215   $10,738,735   $13,778,720
  UK Subsidiary..............................     262,435       354,585       436,764       380,848
  Eliminations...............................    (183,680)     (171,580)     (255,432)     (195,765)
                                              -----------   -----------   -----------   -----------
     Total................................... $ 7,963,108   $ 8,583,220   $10,920,067   $13,963,803
                                              ===========   ===========   ===========   ===========

11.  COMMITMENTS

     Leases Commitments

     The Company has operating and capital leases for office and manufacturing space and equipment which expire through September 1998. Future minimum payments under these leases are $293,220, $258,381 and $33,159 for 1996, 1997 and 1998,
respectively. For the years ended September 30, 1993, 1994, and 1995, operating lease expenses were $243,650, $231,379 and $237,579, respectively. For the first six months of fiscal year 1995 and 1996, operating lease expenses were $117,340 and $119,600, respectively.

                        CIPRICO'S WORLDWIDE DISTRIBUTION

                          [IMAGE OF EARTH FROM SPACE]

                          [FLAGS OF LISTED COUNTRIES]

VARS
Argentina
Australia
Austria
Brazil
Canada
Chile
Colombia
Costa Rica
Czech Republic
Denmark
Ecuador
Finland
France
Germany
Greece
Hong Kong
India
Ireland
Israel
Italy
Japan
Jordan
Korea
Lebanon
Mexico
Netherlands
New Zealand
Norway
Pakistan
Panama
Poland
Russia
Singapore
South Africa
Spain
Sweden
Switzerland
Taiwan
Thailand
Ukraine
United Kingdom
United States
Venezuela
CORPORATE
HEADQUARTERS
Ciprico Inc.
2800 Campus Drive
Plymouth, MN 55441
voice: (612)551-4000
     (800)727-4669
fax: (612)551-4002
http://www.ciprico.com

U.S. SALES REGIONS

North-Central Region:
Plymouth, MN

South-Central Region:
Houston, TX

North-East Region:
Nashua, NH

South-East Region:
Raleigh, NC

South-West Region:
Los Angeles, CA

North-West Region:
Santa Clara, CA
CIPRICO
INTERNATIONAL LTD.
7 Clerewater Place
Lower Way
Newbury
Berkshire RG19 3RF
England
voice: (44)1635-873666
fax: (44)1635-871996

INTERNATIONAL
SALES REGIONS

U.K., Europe, Israel:
Berkshire, England

Central Asia,
Middle East, Africa:
Singapore

PAC RIM, Central and
South America:
Plymouth, MN

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   10
Price Range of Common Stock...........   10
Dividend Policy.......................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   18
Management............................   30
Principal Shareholders................   32
Description of Securities.............   33
Underwriting..........................   35
Legal Matters.........................   36
Experts...............................   36
Available Information.................   37
Incorporation of Certain Documents By
  Reference...........................   37
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                1,500,000 Shares

                                     [LOGO]

                                  Common Stock

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                            Needham & Company, Inc.

                                 Dain Bosworth
                                 Incorporated

                            ------------------------

                                           , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All of such expenses, except for the SEC registration fee, NASD fee and Nasdaq listing fee, are estimated.

        SEC Registration Fee...............................................   $ 11,376
        NASD Fee...........................................................      3,799
        Nasdaq National Market Listing Fee.................................     17,500
        Legal Fees.........................................................    125,000
        Accountants' Fees and Expenses.....................................     60,000
        Printing Expenses..................................................     80,000
        Blue Sky Fees and Expenses.........................................      5,000
        Miscellaneous......................................................     27,325
                                                                              --------
             Total.........................................................   $330,000
                                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law provides that a director of a corporation (i) shall be indemnified by the corporation for expenses in defense of any action or proceeding if the director is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation, be indemnified for expenses, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful) and (iii) may be indemnified by the corporation for expenses (but not judgments or settlements) of any action by the corporation or of a derivative action, even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and provided that no indemnification is permitted without court approval if the director was adjudged liable to the corporation. The Company's Certificate of Incorporation and Bylaws provide that the Company (i) may indemnify its officers, employees and agents and (ii) must indemnify its directors to the full extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary, and advance expenses to its directors at their request provided that they undertake to repay amounts advanced if it is ultimately determined that they are not entitled to indemnification. The Company maintains a directors and officers liability insurance policy and, in addition, has entered into indemnity agreements with its directors which constitute binding agreements of the Company to indemnify its directors and prevent the Company from modifying its indemnification policies in a way that is adverse to the directors who are parties to such agreements.

     Provisions regarding indemnification of officers and directors of the Company are contained in Article 8 of the Company's Certificate of Incorporation, as amended (Exhibit 4.2 to this Registration Statement) and
Article 5 of the Company's Bylaws (Exhibit 4.3 to this Registration Statement).

     Under Section 6 of the Underwriting Agreement, filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                        DESCRIPTION
- -------   ------------------------------------------------------------------------------------
    1.1   Form of Underwriting Agreement
    4.2   Certificate of Incorporation--incorporated by reference to Exhibit 19.1 of the
          Registrant's Form 10-Q for the quarter ended March 31, 1988*
    4.3   Bylaws--incorporated by reference to Exhibit 19.2 of the Registrant's Form 10-Q for the quarter ended March 31, 1988*
    5.1   Opinion and Consent of Fredrikson & Byron, P.A.
   10.1   Lease Agreement, dated December 3, 1991, relating to manufacturing space located at
          2800 Campus Drive, Plymouth, Minnesota and corporate office space located at 2955
          Xenium Lane, Plymouth, Minnesota--incorporated by reference to Exhibit 10.1 of the
          Registrant's Form 10-K for the fiscal year ended September 30, 1991*
   10.2   Company's Incentive Stock Option Plan--incorporated by reference to Exhibit 10.7 of the Registrant's Form 10-K for the fiscal year ended September 30, 1983*
   10.3   Specimen of Incentive Stock Option Agreement--incorporated by reference to Exhibit
          10.8 of the Registrant's Form 10-K for the fiscal year ended September 30, 1983*
   10.4   Amendment to Registrant's Incentive Stock Option Plan--incorporated by reference to
          Exhibit 10.13 of the Registrant's Form 10-K for the fiscal year ended September 30,
          1984*
   10.5   Registrant's 1986 Nonqualified Stock Option Plan--incorporated by reference to
          Exhibit 10.12 of the Registrant's Form 10-K for the fiscal year ended September 30,
          1986*
   10.6   Specimen of Nonqualified Stock Option Agreement under 1986 Nonqualified Stock Option
          Plan-- incorporated by reference to Exhibit 10.13 of the Registrant's Form 10-K for the fiscal year ended September 30, 1986*
   10.7   1986 Amendment to Registrant's Incentive Stock Option Plan--incorporated by reference to Exhibit 10.14 of the Registrant's Form 10-K for the fiscal year ended
          September 30, 1986*
   10.8   License Agreement between Cottrill, Inc. and TechSource Inc., Registrant's subsidiary, dated December 18, 1987--incorporated by reference to Exhibit 10.18 of the Registrant's Form 10-K for the fiscal year ended September 30, 1988*
   10.9   Registrant's 1992 Nonqualified Stock Option Plan--incorporated by reference to
          Exhibit 10.13 of the Registrant's Form 10-K for the fiscal year ended September 30,
          1992*
  10.10   Specimens of Nonqualified Stock Option Agreements under 1992 Nonqualified Stock
          Option Plan --incorporated by reference to Exhibit 10.14 of the Registrant's Form
          10-K for the fiscal year ended September 30, 1992*
  10.11   Amendment No. 1 to Registrant's 1992 Nonqualified Stock Option Plan--incorporated by reference to Exhibit 10.11 of the Registrant's Form 10-KSB for the fiscal year ended
          September 30, 1995*
  10.12   Amendment No. 2 to Registrant's 1992 Nonqualified Stock Option Plan--incorporated by reference to Exhibit 10.12 of the Registrant's Form 10-KSB for the fiscal year ended
          September 30, 1995*
  10.13   Registrant's 1994 Incentive Stock Option Plan--incorporated by reference to Exhibit
          10.13 of the Registrant's Form 10-KSB for the fiscal year ended September 30, 1993*
  10.14   Specimen of Incentive Stock Option Agreement under 1994 Incentive Stock Option
          Plan-- incorporated by reference to Exhibit 10.14 of the Registrant's Form 10-KSB for the fiscal year ended September 30, 1993*
  10.15   Registrant's 1996 Restricted Stock Plan--incorporated by reference to Exhibit 10.15 of the Registrant's Form 10-KSB for the fiscal year ended September 30, 1995*
  10.16   Specimen of Restricted Stock Agreement under 1996 Restricted Stock
          Plan--incorporated by reference to Exhibit 10.16 of the Registrant's Form 10-KSB for
          the fiscal year ended September 30, 1995*
  10.17   Restricted Stock Agreement dated December 30, 1994 between Registrant and Robert H.
          Kill-- incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-QSB for
          the quarter ended June 30, 1995*
   23.1   Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)

EXHIBIT
NUMBER                                        DESCRIPTION
- -------   ------------------------------------------------------------------------------------
   23.2   Consent of KPMG Peat Marwick LLP, independent public accountants
     24   Power of Attorney (included on signature page of the Registration Statement)

- ------------
* Incorporated by reference--Commission File No. 0-11336

  ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 26, 1996.

                                          CIPRICO INC.

                                          By:         /s/ ROBERT H. KILL
                                          --------------------------------------
                                                       Robert H. Kill,
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Robert H. Kill and Cory J. Miller, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his or her substitutes, shall do or cause to be done by virtue hereof.

             SIGNATURES                               TITLE                        DATE
- -------------------------------------     -----------------------------     ------------------

         /s/ ROBERT H. KILL               President, Chief Executive        April 26, 1996
- -------------------------------------     Officer and Director
           Robert H. Kill                 (principal executive officer)

         /s/ CORY J. MILLER               Vice President of Finance,        April 26, 1996
- -------------------------------------     Chief Financial Officer and
           Cory J. Miller                 Secretary (principal
                                          financial and accounting
                                          officer)

         /s/ GARY L. DEANER               Director                          April 26, 1996
- -------------------------------------
           Gary L. Deaner

         /s/ PEYTON GANNAWAY              Director                          April 26, 1996
- -------------------------------------
           Peyton Gannaway

        /s/ DONALD H. SOUKUP              Director                          April 26, 1996
- -------------------------------------
          Donald H. Soukup

        /s/ RONALD B. THOMAS              Director                          April 26, 1996
- -------------------------------------
          Ronald B. Thomas

         /s/ WILLIAM N. WRAY              Director                          April 26, 1996
- -------------------------------------
           William N. Wray

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  CIPRICO INC.

                           EXHIBIT INDEX TO FORM S-2

EXHIBIT
NUMBER                                    DESCRIPTION
- -------   ---------------------------------------------------------------------------
    1.1   Form of Underwriting Agreement
    4.2   Certificate of Incorporation--incorporated by reference to Exhibit 19.1 of the Registrant's Form 10-Q for the quarter ended March 31, 1988*
    4.3   Bylaws--incorporated by reference to Exhibit 19.2 of the Registrant's Form
          10-Q for the quarter ended March 31, 1988*
    5.1   Opinion and Consent of Fredrikson & Byron, P.A
   10.1   Lease Agreement, dated December 3, 1991, relating to manufacturing space located at 2800 Campus Drive, Plymouth, Minnesota and corporate office space located at 2955 Xenium Lane, Plymouth, Minnesota--incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-K for the fiscal year ended September 30, 1991*
   10.2   Company's Incentive Stock Option Plan--incorporated by reference to Exhibit
          10.7 of the Registrant's Form 10-K for the fiscal year ended September 30,
          1983*
   10.3   Specimen of Incentive Stock Option Agreement--incorporated by reference to
          Exhibit 10.8 of the Registrant's Form 10-K for the fiscal year ended
          September 30, 1983*
   10.4   Amendment to Registrant's Incentive Stock Option Plan--incorporated by reference to Exhibit 10.13 of the Registrant's Form 10-K for the fiscal year ended September 30, 1984*
   10.5   Registrant's 1986 Nonqualified Stock Option Plan--incorporated by reference to Exhibit 10.12 of the Registrant's Form 10-K for the fiscal year ended
          September 30, 1986*
   10.6   Specimen of Nonqualified Stock Option Agreement under 1986 Nonqualified
          Stock Option Plan--incorporated by reference to Exhibit 10.13 of the
          Registrant's Form 10-K for the fiscal year ended September 30, 1986*
   10.7   1986 Amendment to Registrant's Incentive Stock Option Plan--incorporated by reference to Exhibit 10.14 of the Registrant's Form 10-K for the fiscal year ended September 30, 1986*
   10.8   License Agreement between Cottrill, Inc. and TechSource Inc., Registrant's subsidiary, dated December 18, 1987--incorporated by reference to Exhibit
          10.18 of the Registrant's Form 10-K for the fiscal year ended September 30,
          1988*
   10.9   Registrant's 1992 Nonqualified Stock Option Plan--incorporated by reference to Exhibit 10.13 of the Registrant's Form 10-K for the fiscal year ended
          September 30, 1992*
  10.10   Specimens of Nonqualified Stock Option Agreements under 1992 Nonqualified
          Stock Option Plan--incorporated by reference to Exhibit 10.14 of the
          Registrant's Form 10-K for the fiscal year ended September 30, 1992*
  10.11   Amendment No. 1 to Registrant's 1992 Nonqualified Stock Option
          Plan--incorporated by reference to Exhibit 10.11 of the Registrant's Form
          10-KSB for the fiscal year ended September 30, 1995*
  10.12   Amendment No. 2 to Registrant's 1992 Nonqualified Stock Option
          Plan--incorporated by reference to Exhibit 10.12 of the Registrant's Form
          10-KSB for the fiscal year ended September 30, 1995*
  10.13   Registrant's 1994 Incentive Stock Option Plan--incorporated by reference to
          Exhibit 10.13 of the Registrant's Form 10-KSB for the fiscal year ended
          September 30, 1993*

EXHIBIT
NUMBER                                    DESCRIPTION
- -------   ---------------------------------------------------------------------------
  10.14   Specimen of Incentive Stock Option Agreement under 1994 Incentive Stock
          Option Plan -- incorporated by reference to Exhibit 10.14 of the
          Registrant's Form 10-KSB for the fiscal year ended September 30, 1993*
  10.15   Registrant's 1996 Restricted Stock Plan -- incorporated by reference to
          Exhibit 10.15 of the Registrant's Form 10-KSB for the fiscal year ended
          September 30, 1995*
  10.16   Specimen of Restricted Stock Agreement under 1996 Restricted Stock Plan --
          incorporated by reference to Exhibit 10.16 of the Registrant's Form 10-KSB for the fiscal year ended September 30, 1995*
  10.17   Restricted Stock Agreement dated December 30, 1994 between Registrant and
          Robert H. Kill -- incorporated by reference to Exhibit 10.1 of the
          Registrant's Form 10-QSB for the quarter ended June 30, 1995*
   23.1   Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)
   23.2   Consent of KPMG Peat Marwick LLP, independent public accountants
     24   Power of Attorney (included on signature page of the Registration
          Statement)

- ------------
* Incorporated by reference -- Commission File No. 0-11336.